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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               DEVX ENERGY, INC.
                           (Name of Subject Company)

                               DEVX ENERGY, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.234 PER SHARE
                         (Title of Class of Securities)

                                   25189P203
                     (CUSIP Number of Class of Securities)

                               WILLIAM W. LESIKAR
                             SENIOR VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                               DEVX ENERGY, INC.
                          13760 NOEL ROAD, SUITE 1030
                            DALLAS, TEXAS 75240-7336
                                 (972) 233-9906
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                    COPY TO:

                               WILLIAM L. BOEING
                             HAYNES AND BOONE, LLP
                    1600 NORTH COLLINS BOULEVARD, SUITE 2000
                            RICHARDSON, TEXAS 75080
                                 (972) 680-7550

[ ] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

     (a) Name and Address. The name of the subject company is DevX Energy, Inc., a corporation incorporated in Delaware ("DevX"). The address of the principal executive offices of DevX is 13760 Noel Road, Suite 1030, Dallas, Texas 75240-7336, and the telephone number of DevX at such address is (972) 233-9906.

     (b) Securities.  The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, par value $0.234 per share (the "Common Stock"), of DevX. As of the close of business on November 12, 2001, there were 12,649,522 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF THE FILING PERSON

     (a) Name and Address. The name, business address and business telephone number of the filing person are given in Item 1(a) above, which information is incorporated by reference into this Item 2(a). The filing person is also the subject company.

     (b) Tender Offer. This Schedule 14D-9 relates to the tender offer (the "Offer") by Comstock Acquisition Inc., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Comstock Holdings, Inc., a Delaware corporation ("Holdings"), which, in turn, is a wholly-owned subsidiary of Comstock Resources, Inc., a Nevada corporation ("Comstock"), to purchase all of the issued and outstanding shares of Common Stock for $7.32 per share net to the selling stockholder in cash. The address of Purchaser is 5300 Town and Country Boulevard, Suite 500, Frisco, Texas 75034.

     The Offer is being made upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 12, 2001 (the "Merger Agreement"), by and among Comstock, Purchaser, Holdings and DevX, which is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated November 15, 2001 (as it may be amended and supplemented from time to time, the "Schedule TO"), which has been filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Merger Agreement provides, among other things, that as promptly as practicable (but not later than two business days) after the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged (the "Merger") with and into DevX, with DevX as the surviving corporation (the "Surviving Corporation").

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) General. Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between DevX or its affiliates and (1) its executive officers, directors or affiliates or (2) Purchaser, its executive officers, directors or affiliates, is described below. Certain contracts, agreements, arrangements or understandings between DevX or its affiliates and certain of its directors and executive officers are described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Exchange Act that is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference.

     (b) Indemnification Agreements. DevX has entered into indemnification agreements with each of its directors and executive officers, including two former executive officers (collectively, the "Indemnification Agreements"). The Indemnification Agreements provide that DevX shall indemnify and hold harmless the indemnitee from and against any amount that indemnitee is legally obligated to pay (including reasonable expenses, such expenses to include, without limitation, counsel fees and costs of investigative, judicial or administrative proceedings or appeals, but not including any fine, penalty or, with respect to an employee benefit plan, any excise tax or penalty) as a result of any claims, including, without limitation, damages, judgments and amounts paid in settlement (provided such settlement is effected by DevX with its prior written consent) to the extent that such amount is not insured under the directors' and officers' liability insurance maintained by DevX from time to time and the indemnitee is not indemnified against such amount pursuant to the Bylaws of DevX or otherwise and arises out of any breach of duty, neglect, error,

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misstatement, misleading statement, omission or other act done or wrongfully attempted by the indemnitee in connection with his services as an officer, director, employee, trustee, agent or fiduciary of DevX, or any event or occurrence related to the fact that the indemnitee is or was an officer, director, employee, agent or fiduciary of DevX or is or was serving at the request of DevX as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, trust or other entity, or by reason of anything done or not done by the indemnitee or any allegation of any of the foregoing solely due to the indemnitee being a director or officer of DevX.

     The indemnification obligations of DevX do not apply in connection with any claim (i) based upon or attributable to the indemnitee gaining in fact any personal profit or advantage to which the indemnitee is not entitled; (ii) for the return by the indemnitee of any remuneration paid to him without the previous approval of the stockholders of DevX which is illegal; (iii) for an accounting of profits in fact made from the purchase or sale by the indemnitee of securities of DevX within the meaning of Section 16 of the Exchange Act or similar provisions of any state law; (iv) resulting from the indemnitee's fraudulent, dishonest or willful misconduct; (v) the payment of which by DevX is not permitted by applicable law; (vi) the payment of which would cause the total amount payable to the indemnitee to exceed the amount that is not insured by the company's directors' and officers' liability insurance; or (vii) any claim for which the indemnitee would not be permitted to be indemnified under applicable law, notwithstanding DevX's obligations under the Indemnification Agreements.

     Any indemnification and any reimbursement shall be made by DevX unless a determination (the "Determination") that indemnification or reimbursement of the indemnitee is improper in the circumstances because the indemnitee has not met the applicable standard of conduct. The Determination, if any, shall be made (i) by the Board of Directors (the "Board") by a majority vote consisting of directors ("Disinterested Directors") who are not, at the time of the Determination, parties to the action, suit or proceeding for which indemnification or reimbursement is sought (the "Proceeding"), even though less than a quorum, (ii) if a majority of a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion, (iii) by vote or consent of the holders of a majority of the outstanding shares of DevX that are held by stockholders disinterested in the underlying claim, or (iv) by final adjudication of a court of competent jurisdiction.

     DevX has also agreed pursuant to the Indemnification Agreements, to maintain directors' and officers' liability insurance as long as the indemnitee is eligible for indemnification pursuant to such agreements, unless DevX shall determine in good faith that such insurance is not reasonably available, the premium costs for such insurance is disproportionate to the amount of coverage provided, or the coverage provided by such insurance is limited by exclusions so as to provide an insufficient benefit.

     Copies of the Indemnification Agreements are included in this Schedule 14D-9 as Exhibits (e)(10) through (e)(18) and are incorporated herein by reference.

     (c) The Merger Agreement. The summary of the material provisions of the Merger Agreement and the description of the conditions of the Offer and the Merger contained in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" and "Section 14. Certain Conditions of the Offer" of the Offer to Purchase of Purchaser, dated November 15, 2001 (the "Offer to Purchase"), and filed as Exhibit (a)(1) to the Schedule TO, which is being mailed to stockholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit
(d)(1) to the Schedule TO and is incorporated herein by reference.

     (d) Confidentiality Agreement. On January 16, 2001, Comstock and DevX entered into a Confidentiality Agreement pursuant to which DevX agreed to supply certain information to Comstock and Comstock agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with DevX. A summary of the material provisions of the Confidentiality Agreement is included in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" of the Offer to Purchase and is incorporated herein by reference. Such summary is qualified in

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its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

     (e) Non-Binding Letter of Intent. Comstock and DevX entered into a non-binding letter of intent dated October 19, 2001, setting forth some of the anticipated terms and conditions to be included in a definitive agreement relating to the Offer and the Merger (as amended, the "Letter of Intent").

     (f) Effect of the Merger on Election of Directors. Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser of 50% plus one share of the outstanding shares of Common Stock (including shares purchased pursuant to the Offer), Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, as is equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to the provisions described in this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser or its affiliates following such purchase bears to the total number of shares of Common Stock then outstanding. DevX shall promptly take all actions necessary to cause Purchaser's designees to be so elected, including seeking the resignations of one or more incumbent directors, increasing the size of the Board or both; provided, however, that until the effective time of the Merger, at the request of Comstock, DevX will use its best efforts to ensure that at least two members who were directors of DevX on the date of the Merger Agreement and not employees of DevX will remain members of the Board. DevX shall use its best efforts to cause Purchaser's designees to constitute the same percentage of representation as is on the Board, after giving effect to the above, on: (i) each committee of the Board; (ii) the board of directors of each DevX subsidiary; and (iii) each committee of each such board of directors, in each case only to the extent permitted by applicable law.

     DevX's obligations to appoint Purchaser's designees to the Board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. DevX shall promptly take all actions required pursuant to such section and rule in order to fulfill its obligations under the Merger Agreement, and has included in this Schedule 14D-9 the Information Statement containing such information with respect to DevX and its officers and directors as is required under such section and rule in order to fulfill DevX's obligations in this regard. The information regarding Purchaser, Comstock, Holdings and their respective officers, directors and affiliates required by such section and rule was supplied to DevX by Comstock. Following the election or appointment of Purchaser's designees and prior to the effective time of the Merger, any amendment of the Merger Agreement, any amendment to the charter or bylaws of DevX, any termination of the Merger Agreement by DevX, any extension by DevX of the time for performance of any of the obligations of Comstock, Purchaser or Holdings under the Merger Agreement, or any waiver of any of DevX's rights thereunder, requires the concurrence of a majority of the directors of DevX then in office who neither were designated by Purchaser nor are employees of DevX or any of its subsidiaries, and, if serving on the Board currently, were disinterested directors in connection with the Board's consideration of the Merger Agreement.

     (g) Effect of the Merger on Indemnification. Pursuant to the terms of the Merger Agreement, the Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are currently set forth in Article VI of the By-laws of DevX, unless a modification shall be required by law, and such provisions may not be amended in such a manner that would materially adversely affect the rights of certain persons protected thereunder.

     Comstock shall maintain DevX's existing officers' and directors' liability insurance policy continuously for a period of not less than two years after the effective time of the Merger, on terms that are not materially different from DevX's existing officers' and directors' insurance (provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions not less favorable) with respect to matters occurring prior to the effective time.

     The obligations described below are in addition to, and not in lieu of, the obligations of DevX under the Indemnification Agreements described in Item 3(b).

     (h) Employment Agreements. Joseph T. Williams. DevX entered into an employment agreement effective October 6, 2000 with Joseph T. Williams, DevX's Chairman, Chief Executive Officer and President,

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that provides Mr. Williams certain benefits as set forth below in the event of a
"change of control." Under this agreement, "change of control" is defined to include: (i) the acquisition of beneficial ownership of an aggregate of 15% or more of either the then outstanding shares of common stock of DevX or 15% or more of the combined voting power of DevX's then outstanding voting securities entitled to vote generally in the election of directors by any person, (ii) specified changes in the composition of the Board of Directors, (iii) consummation of a reorganization, merger or consolidation of DevX, with or without the approval by the stockholders of DevX, unless such reorganization, merger or consolidation has certain specified results, (iv) consummation of a sale or other disposition of all or substantially all of the assets of DevX, with or without the approval of the stockholders of DevX, unless such sale or other disposition has certain specified results, and (v) the approval by DevX's stockholders of a complete liquidation or dissolution of DevX. A change of control will occur under Mr. William's employment agreement upon the consummation of the Offer. Under this agreement, if DevX terminates Mr.
Williams' employment other than for 'cause' or 'disability' within two years after a change of control, or Mr. Williams terminates his employment either for good reason or without any reason during the thirteenth month following a change of control, then Mr. Williams will be entitled to receive 3 times the sum of one year's base salary plus Mr. Williams' highest annual bonus. Mr. Williams' current annual salary and bonus total $400,000. If DevX terminates Mr. Williams' employment for reasons other than cause or disability or Mr. Williams terminates his employment for good reason, DevX will continue to provide medical and other welfare benefits to Mr. Williams and/or his family at least equal to those that would have been provided if Mr. Williams' employment had not been terminated for 3 years after termination. However, if Mr. Williams becomes re-employed with another employer during this period and is eligible to receive medical or other welfare benefits under another employer provided plan, the medical and other welfare benefits described in the employment agreement will be secondary to those provided under the other employer provided plan during this 3 year period. DevX will also pay all of the costs for outplacement services selected by Mr. Williams and will transfer all club memberships that DevX was providing for Mr. Williams' use to Mr. Williams at no cost to Mr. Williams other than income taxes owed. With respect to all stock options held by Mr. Williams on or prior to the date of termination, whether or not such options are then exercisable, Mr. Williams will have the right to elect to receive the cash equivalent of all or any number of such options, subject to certain restrictions. All benefits under any incentive equity plan, including stock options or restricted stock held by Mr. Williams, will become 100% vested to the extent permitted under the Internal Revenue Code. DevX will also timely pay or provide to Mr. Williams any other amounts or benefits required to be paid or provided or which Mr. Williams is eligible to receive under any plan, program, policy, practice or arrangement or contract or agreement of DevX. DevX has also agreed to make additional payments to indemnify Mr. Williams should the severance payments attract excise tax under
Article 4999 of the Internal Revenue Code.

     William W. Lesikar, Ronald Idom and William A. Williamson. DevX entered into an employment agreement effective November 10, 2000 with each of William W. Lesikar, Ronald Idom and William A. Williamson, that provides each certain benefits as set forth below in the event of a "change of control." Under these agreements, "change of control" is defined to include (i) a consolidation or merger of DevX in which DevX is not the surviving entity, (ii) the sale, lease, exchange or other transfer (in one series or a series of related transactions) of all or substantially all of DevX's assets, (iii) the approval by DevX's stockholders of a plan of liquidation or dissolution, (iv) bankruptcy of DevX,
(v) specified changes in the composition of the Board of Directors, and (vi)(a) the acquisition of beneficial ownership of an aggregate of 15% of the voting power of DevX's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned less than 10% of the voting power of DevX's outstanding voting securities, (b) the acquisition of beneficial ownership of an additional 5% of the voting power of DevX's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned at least 10% of the voting power of DevX's outstanding voting securities, or (c) the execution by DevX and a stockholder of a contract that by its terms grants such stockholder or such stockholder's affiliate, the right to veto or block decisions or actions of the Board of Directors. A change of control will occur under each of these employment agreements upon the consummation of the Offer. Under these agreements, if employment is terminated by DevX for reasons other than for "cause" or if the officer terminates his employment for "good reason," in either event within 12 months following a change of control, DevX will be obligated to pay the

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executive the full target bonus established for the year in which termination occurs plus 1.5 times his annual base salary in addition to any accrued but unpaid salary and bonus and the cash equivalent of unvested options as is required by the employment agreements. Messrs. Lesikar's, Idom's and Williamson's current annual salary and bonus total $209,250, $209,250 and $162,500, respectively. Each of these employment agreements also includes a non-competition covenant pursuant to which during the employment period through the first anniversary of the expiration of the agreement, the officer may not engage in the business of acquiring oil and natural gas reserves and oil and natural gas production and exploitation. The geographic area covered by the non-competition covenant includes only the reasonable and limited geographic area in which DevX or any of its subsidiaries or affiliates directly or indirectly has material operations at the date of the termination of the employment agreement or the expiration date of the agreement, whichever comes first.

     V. Ed Butler. DevX entered into an employment agreement effective January 1, 2001 with V. Ed Butler, that provides certain benefits in the event of a "change of control." Under this agreement, "change of control" is defined to include (i) a consolidation or merger of DevX in which DevX is not the surviving entity, (ii) the sale, lease, exchange or other transfer (in one series or a series of related transactions) of all or substantially all of DevX's assets,
(iii) the approval by DevX's stockholders of a plan of liquidation or dissolution, (iv) bankruptcy of DevX, (v) specified changes in the composition of the Board of Directors, and (vi)(a) the acquisition of beneficial ownership of an aggregate of 15% of the voting power of DevX's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned less than 10% of the voting power of DevX's outstanding voting securities, (b) the acquisition of beneficial ownership of an additional 5% of the voting power of DevX's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned at least 10% of the voting power of DevX's outstanding voting securities, or (c) the execution by DevX and a stockholder of a contract that by its terms grants such stockholder or such stockholder's affiliate, the right to veto or block decisions or actions of the Board of Directors. A change of control will occur under this employment agreement upon the consummation of the Offer. Under this agreement, if employment is terminated by DevX for reasons other than for "cause" or if the employee terminates his employment for "good reason," in either event within 12 months after a change of control, DevX will be obligated to pay the employee the full target bonus established for the year in which termination occurs plus 1 times his annual base salary in addition to any accrued but unpaid salary and bonuses and the cash equivalent of unvested options as is required by the employment agreement. Mr. Butler's current annual salary and bonus total $143,750. The employment agreement also includes a non-competition covenant pursuant to which during the employment period and through the eighth month after the termination of the agreement, the employee may not engage in the business of acquiring oil and natural gas reserves and oil and natural gas production and exploitation. The geographic area covered by the non-competition covenant includes only the reasonable and limited geographic area in which DevX or any of its subsidiaries or affiliates directly or indirectly has material operations at the time of the termination or expiration of the agreement, whichever comes first.

     (i) Employee Severance. In April 2001, DevX implemented a severance and retention policy applicable to its employees. Under this policy, if an employee's employment is terminated by DevX for any reason other than cause, the employee will be entitled to a severance payment equal to the sum of (i) 3 months base salary, (ii) accrued, but unused vacation time, and (iii) either (a) the cash equivalent of the out-of-pocket expenses DevX would have incurred if the employee had not been terminated to maintain in full force and effect to the end of the 3 month severance period for the continued benefit of the employee the DevX benefit plans in which the employee was participating at termination, or (b) elect at DevX's discretion to maintain the employee, and his or her spouse and children, as a participant in the benefit plans for the 3 month severance period, subject to the general terms and conditions of the benefit plans. DevX also agreed to pay the severance payment if the employee declined an offer by the surviving company following a sale or merger of continued employment requiring the employee to move outside the Dallas metropolitan area. Under the policy DevX agreed to pay each employee a retention bonus equal to 2 months base salary if the employee is terminated by DevX before December 31, 2001 as a result of a sale, merger or public announcement of an intent to sell DevX, or if the employee remains employed with DevX on December 31, 2001, whichever happens first.

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     (j) Termination Agreements. Edward J. Munden.  Pursuant to a termination agreement dated August 31, 2001 DevX entered into with Edward J. Munden as a part of the termination of his employment, DevX agreed to pay Mr. Munden, as an additional payment under his termination agreement, $780,000, which represents an amount equal to two times his base salary and highest annual bonus under his previous employment agreement, if a "change of control" occurs at any time through March 31, 2003. The amounts payable to Mr. Munden under the termination agreement are approximately equal to the amounts he would have received under his previous employment agreement, had it continued in effect. Under this agreement, "change of control" is defined to include: (i) the acquisition of beneficial ownership of an aggregate of 15% or more of either the then outstanding shares of common stock of DevX or 15% or more of the combined voting power of DevX's then outstanding voting securities entitled to vote generally in the election of directors by any person, (ii) specified changes in the composition of the Board of Directors, (iii) consummation of a reorganization, merger or consolidation of DevX, with or without the approval by the stockholders of DevX, unless such reorganization, merger or consolidation has certain specified results, (iv) consummation of a sale or other disposition of all or substantially all of the assets of DevX, with or without the approval of the stockholders of DevX, unless such sale or other disposition has certain specified results, and (v) the approval by DevX's stockholders of a complete liquidation or dissolution of DevX. A change of control will occur under the termination agreement upon the consummation of the Offer. In connection with his termination, DevX granted Mr. Munden a warrant to purchase 240,000 shares of Common Stock at a price of $7.00 per share in substitution for options to purchase 240,000 shares of Common Stock at a price of $7.00 per share that had been previously granted to Mr. Munden and that were canceled in connection with Mr. Munden's termination. This warrant will become exercisable immediately upon the occurrence of a "change of control," as defined above. A change of control will occur under the warrant on the consummation of the Offer. In addition, the termination agreement includes a non-competition covenant pursuant to which until November 10, 2002, Mr. Munden may not engage in the business of acquiring oil and natural gas reserves and oil and natural gas production and exploitation. The geographic area covered by the non-competition covenant is limited to those areas in which DevX or any of its subsidiaries or affiliates currently has properties.

     Brian J. Barr. Pursuant to a termination agreement dated effective as of August 31, 2001 DevX entered into with Brian J. Barr as a part of the termination of his employment, DevX agreed to pay Mr. Barr, as an additional payment under his termination agreement, $69,897, which represents an amount equal to one-half his base salary and the remainder of the target bonus which would have accrued from the termination date to December 31, 2001, if a "change of control" occurs at any time through March 31, 2003. The amounts payable to Mr. Barr under the termination agreement are approximately equal to the amounts he would have received under his previous employment agreement, had it continued in effect. Under this agreement, "change of control" is defined to include (i) a consolidation or merger of DevX in which DevX is not the surviving entity, (ii) the sale, lease, exchange or other transfer (in one series or a series of related transactions) of all or substantially all of DevX's assets, (iii) the approval by DevX's stockholders of a plan of liquidation or dissolution, (iv) bankruptcy of DevX, (v) specified changes in the composition of the Board of Directors, and (vi)(a) the acquisition of beneficial ownership of an aggregate of 15% of the voting power of DevX's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned less than 10% of the voting power of DevX's outstanding voting securities, (b) the acquisition of beneficial ownership of an additional 5% of the voting power of DevX's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned at least 10% of the voting power of DevX's outstanding voting securities, or (c) the execution by DevX and a stockholder of a contract that by its terms grants such stockholder or such stockholder's affiliate, the right to veto or block decisions or actions of the Board of Directors. A change of control will occur under the termination agreement upon the consummation of the Offer. In connection with his termination, DevX granted Mr. Barr a warrant to purchase 25,000 shares of Common Stock at a price of $7.00 per share in substitution for options to purchase 25,000 shares of Common Stock at a price of $7.00 per share that had been previously granted to Mr. Barr and that were canceled in connection with Mr. Barr's termination. This warrant will become exercisable immediately upon the occurrence of a "change of control," as defined in the warrant to include (i) the acquisition of beneficial ownership of 15% or more of either the then outstanding shares of common stock of DevX or the combined voting power of the then outstanding voting securities of

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DevX entitled to vote generally in the election of directors, unless such acquisition has certain specified results, (ii) certain specified changes in the Board, (iii) the consummation of a reorganization, merger or consolidation of DevX, with or without the approval of the stockholders if such reorganization, merger or consolidation has certain specified results, (iv) the consummation of a sale or other disposition of all or substantially all of the assets of DevX with or without the approval of the stockholders if such sale or other disposition has certain specified results, or (v) the approval by the stockholders of a complete liquidation or dissolution of DevX. A change of control will occur under the warrant on the consummation of the Offer.

     (k) Effect on Options and Warrants. Pursuant to the Merger Agreement, DevX will use its reasonable best efforts to cause all holders of options (and such holders' spouses) to purchase Common Stock granted under DevX's option plans to execute, before the expiration of the Offer, an Option Relinquishment and Release Agreement (the form of which is filed as Exhibit (e)(22) to this Schedule 14D-9) and to cause all holders of warrants (and such holders' spouses) to execute, before the expiration of the Offer, a Warrant Relinquishment and Release Agreement (the form of which is filed as Exhibit (e)(23) to this Schedule 14D-9). Purchaser will then cause the paying agent in the Offer to pay to each holder who has previously delivered an Option Relinquishment and Release Agreement or a Warrant Relinquishment and Release Agreement, at the time that shares of Common Stock are accepted for payment in the Offer, a cash amount equal to the product of (a) the number of shares of Common Stock subject to the options (regardless of whether such option is then exercisable) or warrants, as the case may be, and (b) the amount by which $7.32 per share or any greater amount per share paid pursuant to the Offer (the "Per Share Price") exceeds the exercise or strike price per share subject to the option or warrant, as the case may be, less any required withholding taxes. If an option holder fails to deliver an Option Relinquishment and Release Agreement or a warrant holder fails to deliver a Warrant Relinquishment and Release Agreement before the initial expiration date of the Offer, the holder's options ("Outstanding Options") or warrants ("Outstanding Warrants") shall, in accordance with the terms and conditions in the governing DevX option plan and option agreement or the warrant, as the case may be, be converted into the right to receive the Per Share Amount upon the exercise of the options or warrants. Purchaser shall pay to each holder of Outstanding Options or Outstanding Warrants the Per Share Amount less any required withholding taxes as promptly as practicable after receiving a valid exercise of the Outstanding Options or Outstanding Warrants.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Solicitation or Recommendation. At a meeting held on November 4, 2001, the Board:

          (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, DevX and its stockholders;

          (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

          (3) recommended that holders of Common Stock tender their shares in the Offer and, if applicable, approve and adopt the Merger Agreement in all respects.

     Based on the Board's recommendation, DevX advises holders of Common Stock to accept the Offer and, if applicable, approve and adopt the Merger Agreement in all respects.

     In considering the recommendation of the Board with respect to the Offer and the Merger, DevX's stockholders should be aware that some members of the Board and management have interests in the Offer and the Merger that are in addition to the interests of DevX's stockholders generally. The Board was aware of these interests and considered them, among other matters, in recommending that the Board approve the Merger Agreement, the Offer and the Merger. See the additional information regarding the interests of the Board and management in the Offer and the Merger contained in Items 3 and 5 of this Schedule 14D-9.

     A press release announcing the execution of the non-binding letter of intent, a press release announcing the execution of the Merger Agreement and a letter to the stockholders communicating the Board's recommendation are included as Exhibits (a)(7), (a)(6) and (a)(5), respectively, and are incorporated herein by reference.
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

     (b) Background of and Reasons for the Offer and the Merger.

     By agreement dated August 1999, and amended in November 2000, DevX engaged Friedman, Billings, Ramsey & Co., Inc. ("FBR") to act as financial advisor to DevX with respect to any purchase or sale of all or substantially all of the assets of DevX or any similar stock purchase, merger, acquisition, business combination, joint venture or other strategic transaction.

     During 1999 and 2000, with the assistance of FBR, DevX focused on pursuing a recapitalization (the "Recapitalization") to simplify its capital structure and improve its balance sheet and cash flow. The Recapitalization, which was completed on October 31, 2001, included: (a) a reverse stock split of one share for every 156 shares of Common Stock; (b) the exchange or exercise of all preferred stock then outstanding, all warrants exercisable for shares of Common Stock and all remaining unexercised Common Stock repricing rights for an aggregate of 732,500 shares of post reverse-split Common Stock; and (c) the repurchase of $75 million face value of 12 1/2% senior notes for approximately $52.5 million. DevX's stockholders approved the Recapitalization at a stockholders meeting held on September 18, 2000. In addition, on September 19, 2000, DevX changed its name from "Queen Sand Resources, Inc." to "DevX Energy, Inc."

     During the months of October and November 2000, as part of the Recapitalization, DevX completed the offering of an aggregate of 11,500,000 shares of post reverse-split Common Stock at a price to the public of $7.00 per share (the "Offering"). The net proceeds of the Offering were used to finance the repurchase of a portion of DevX's 12 1/2% senior notes as part of the Recapitalization, repay other indebtedness and increase working capital.

     As a result of the completion of the Recapitalization including the Offering, DevX reduced its outstanding indebtedness to $50 million and decreased annual interest costs by approximately $11 million. In addition, DevX eliminated all of its outstanding preferred stock and terminated the dilutive effects of certain conversion and repricing rights held by some stockholders. The resulting improvements to the balance sheet and cash flow allowed the Board of Directors to reconsider DevX's previous growth strategy.

     At a regularly scheduled meeting on December 14, 2000, the Board of Directors considered DevX's four-part growth strategy in light of the completion of the Recapitalization and the Offering. The strategy consisted of (i) establishing an exploration program, (ii) developing and exploiting existing properties, (iii) pursuing selective property acquisitions and (iv) actively seeking corporate acquisitions and mergers. Previously, DevX had grown its reserve base primarily through the acquisition of producing properties, but given the then prevailing pricing environment, the Board recognized that attractive acquisition opportunities would likely be rare. Growth through capital spending and business combinations would best position DevX to take advantage of its newly strengthened capital structure and the opportunities provided by the continuing trend toward consolidation in the industry.

     In the following months, with the assistance of FBR, DevX began identifying and contacting potential merger and acquisition candidates and exchanged information packages with a total of 28 parties expressing interest and willing to enter into confidentiality agreements. DevX proceeded to establish a multi-step program to identify and evaluate prospective merger candidates. Upon first contact, publicly available information would be obtained or provided. As soon as a confidentiality agreement could be executed, an initial data package consisting of the most recent reserve report, an asset profile, a statement of lease operating expenses and a summary of hedge positions was sent to the potential candidate. This would usually be followed by a meeting with senior company engineering personnel to discuss the asset and engineering data in more detail. If the candidate continued to be of interest, DevX would then provide a financial package consisting of working capital and potential transaction cost information. Meanwhile DevX would also provide updated reserve report information to interested candidates as it became available.

     DevX made its first contact with Comstock in January 2001 when Patrick J. Keeley, one of DevX's directors and an officer of FBR, contacted Mr. M. Jay Allison, Chairman and Chief Executive Officer of Comstock, on behalf of DevX to determine whether Comstock might be interested in pursuing merger discussions. This contact was followed by a lunch meeting on January 12, 2001. At the meeting were Mr. Keeley and Rehan Rashid of FBR, Joseph T. Williams, Chairman of DevX, and Mr. Allison, Roland O.

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

Burns and Michael W. Taylor of Comstock. DevX provided a set of publicly available information to Comstock on January 15, 2001.

     On January 16, 2001, DevX entered into a Confidentiality Agreement with Comstock. DevX provided Comstock with its reserve report, asset profile and financial information on January 17, 2001. Over the following two weeks, several conversations were held between representatives of Comstock and DevX relating to DevX's assets. A reserve report, together with lease operating statements and financial information were provided to Comstock on February 16, 2001.

     On March 8, 2001, representatives of DevX and Comstock met to discuss assets and engineering data. On March 9, 2001, DevX provided Comstock with information on its employment costs, capital structure and working capital. In the course of their review of the information provided by DevX, representatives of Comstock held several telephone conversations with representatives of DevX for the purpose of clarifying certain aspects of the DevX information. On March 21, 2001, FBR provided Comstock with an analysis of DevX. These initial discussions did not advance to any significant stage and were abandoned at that time.

     Between March and September, 2001, management and the Board continued to monitor the execution of DevX's four-part growth strategy in light of fluctuating commodity prices, the market price of DevX's common stock and the results of DevX's ongoing exploration and exploitation efforts. The Board discussed and reviewed the strategy at its regularly scheduled meetings of March 22, 2001, July 25, 2001, and August 28, 2001.

     Throughout this period, DevX continued to have discussions with and exchange confidential information with a number of potential merger candidates. In April 2001, DevX issued a press release announcing that it had received written indications of interest that could result in the merger or sale of DevX. Draft letters of intent were exchanged with four possible merger candidates (other than Comstock). In three of these cases, the parties could not agree on price and the letters of intent were not executed.

     A letter of intent was executed with one of these parties in May 2001. The letter contemplated that the party would purchase shares of DevX Common Stock by way of a tender offer to begin on or about July 6, 2001. The letter gave the party 30 days to satisfy DevX that it had adequate funding to complete the transaction whereupon a 10 day due diligence and exclusivity period would begin and the parties would attempt to negotiate a definitive agreement. The party failed to provide DevX with evidence of financing within the time stipulated in the letter and discussions were terminated. No definitive agreements were signed with this party or the other three candidates with whom draft letters of intent had been exchanged.

     DevX briefly reconsidered establishing a formal auction process in May and June 2001 but determined that private negotiations would continue to offer the best return to stockholders. On September 24, 2001, Mr. Mike Mitchell of FBR contacted Mr. Allison and another party who also had had preliminary discussions with DevX earlier in the year to determine whether either of them retained any interest in discussing a merger with DevX. Mr. Mitchell followed up this call with a meeting with Mr. Allison and Mr. Burns of Comstock. At the meeting Mr. Allison indicated that Comstock might be interested in reopening discussions with DevX.

     On October 4, 2001, Messrs. Mitchell, Allison, Burns and Taylor met at Comstock's offices to discuss a possible transaction between DevX and Comstock.

     On October 5, 2001, Mr. Taylor placed a telephone call to Mr. Ronald Idom, Senior Vice President, Operations of DevX to discuss the status of DevX's reserves and assets. Mr. Idom provided additional data to Mr. Taylor on October 5, 2001, and on October 8, 2001, Messrs. Idom and Taylor and various other representatives of the two companies met at DevX's offices to discuss DevX's reserve and asset information in greater detail.

     On October 10, 2001, Mr. Joseph T. Williams, Chairman and Chief Executive Officer of DevX, received a letter of intent from Comstock in which Comstock indicated that it was prepared to tender for the purchase of all the outstanding shares of DevX for $7.10 per share. The October 10 letter was subject to a number of conditions. The letter would also have restricted DevX's ability to continue or initiate merger discussions with third parties and imposed a $7.0 million break-up fee on DevX if it terminated the transaction or

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

consummated another merger transaction within one year of the termination of the Comstock deal. Mr. Williams called the members of the Board individually to brief them about the contents of the letter.

     On October 15, 2001, Mr. Mitchell of FBR advised DevX that the other party to whom he had placed a call on September 24 was also considering making a bid for DevX.

     On October 16, 2001, DevX sent Comstock an unsigned revision of its earlier letter stipulating a price of $7.95 per share, clarifying certain aspects of the proposed tender process, adding certain provisions with respect to employment matters and modifying various conditions. DevX's draft also would have extended liability for the break-up fee to Comstock in certain cases while reducing the size of the fee to 2.5% of the transaction value. DevX's proposal also eliminated the provision imposing a break-up fee on DevX if it terminated the transaction or consummated another merger transaction within one year of the termination of the Comstock transaction, commonly referred to as a "one-year tail."

     On October 17, 2001, the third party delivered a letter of intent to DevX stipulating a price of $7.00 per share. The third party letter proposed a one-step merger transaction that was conditional on a number of factors including a minimum working capital requirement, the repurchase of 90% of DevX's outstanding senior notes at a price not to exceed a specified amount and conditions imposing an upper limit on the amount required to terminate DevX's outstanding swaps and collars and satisfy any tax liabilities. The third party letter also reserved the right to conduct an environmental assessment of DevX's properties. In addition the letter contained a provision which would have obligated DevX to pay break-up fee of 2.5% of the total transaction value to the third party if DevX terminated the third party transaction in certain circumstances or if DevX consummated a merger transaction with another party within one year of the termination of the third party transaction. Telephone conversations then ensued between Mr. Williams and senior executives of the third party during which Mr. Williams advised the third party that its price was not acceptable and that DevX wanted as many of the conditions removed as possible. Mr. Williams advised the third party that DevX was in discussions with another party. In addition, Mr. Williams expressed concern that the proposed one-step merger structure could be subject to additional delays and uncertainties that were not present with a tender offer. Mr. Williams telephoned the members of the Board individually and briefed them on the contents of the third-party letter.

     On October 18, 2001, DevX received a revised letter of intent from the third party indicating a price of $7.30 per share. This version of the letter retained the conditions regarding the amounts of working capital and swap and collar termination costs and tax liabilities. It also continued to propose a one-step merger transaction and to reserve the right to conduct an environmental assessment. The proposed break-up fee provision still contained a one-year tail. The letter deleted the original condition regarding the repurchase of DevX's senior notes but imposed a new condition that made the maximum permitted amount of transaction costs a function of the senior notes repurchased. Mr. Williams telephoned the third party and indicated DevX's dissatisfaction with the price and the number and extent of the remaining conditions.

     Also on October 18, 2001, DevX received a revised letter of intent from Comstock which contained a price of $7.25 per share. The revised Comstock letter proposed a break-up fee of 3.0% applicable to DevX only and reintroduced the one-year tail which DevX had eliminated from its proposal of October 16, 2001.

     Mr. Williams updated the members of the Board about the revised letters. Later on October 18, he contacted senior management of both Comstock and the third party and indicated that they should both present their best and final offers on October 19. Mr. Williams again emphasized that such offers should contain a minimum of conditions. Mr. Williams advised each party that theirs was not the only letter DevX had received and was considering. Representatives of the third party indicated that their $7.30 price was their best and final price.

     During the morning of October 19, 2001, Comstock forwarded a revised offer to DevX. The Chairman of the third party telephoned Mr. Williams that morning and said that while the $7.30 price was firm, there was some flexibility with the conditions. No revised offer was received from the third party. The Comstock offer of October 19 increased the price to $7.30 per share, deleted certain conditions and made some minor changes to the working capital condition and break-up fee provisions contained in its October 18th letter.

     Later on October 19, 2001, DevX sent a further revision of the letter of intent to Comstock under cover of a letter from Mr. Williams that emphasized DevX's desire to remove certain conditions from the transaction but advised Comstock that DevX would not sign the letter until Comstock had verbally accepted its terms. The DevX reply stipulated a price of $7.35 per share and contained limited conditions. The DevX letter set the break-up fee at $3.5 million, provided that liability to pay it was to be mutual and again deleted the one-year tail. Several telephone conversations then ensued between Messrs. Williams and Allison. The substance of these conversations was that Mr. Williams indicated that he was prepared to recommend the $7.32 price to the DevX board provided that Comstock accepted the conditions and break-up fee arrangement proposed by DevX. Mr. Allison acknowledged that Comstock was prepared to proceed and the parties executed the letter of intent on October 19, 2001.

     Immediately upon signing the letter of intent the parties instructed their legal advisors to prepare a definitive agreement and the other documentation required to effect the transaction. Prior to the commencement of trading on the morning of October 22, 2001 representatives of DevX advised NASDAQ that the letter of intent had been signed. Officials of NASDAQ proceeded to halt trading in DevX's stock. Comstock and DevX then each issued a press release announcing that they had signed a letter of intent relating to the acquisition of DevX by Comstock. Trading in DevX's stock resumed on NASDAQ at approximately 10:18 am
(ET) on October 22, 2001.

     Representatives of Comstock commenced due diligence investigations at the offices of DevX on the morning of October 22, 2001. Documents were circulated and meetings were held between representatives of the parties pursuant to Comstock's due diligence review throughout the period from October 22, 2001 through November 8, 2001. The first draft of the definitive agreement was circulated among all parties on October 23, 2001. A meeting was held between the legal advisors and various representatives of the parties on October 25, 2001 to discuss the terms of the draft definitive agreement. A second draft was circulated on October 30, 2001, and a draft was issued for presentation to the boards of both companies on November 2, 2001. Drafts of tender documents and DevX's draft recommendation were also prepared and circulated at this time.

     At its regularly scheduled meeting of October 25, 2001, which was attended by all members, the Board reviewed the course of negotiations with Comstock and the third party. Mr. Williams briefed the Board on the terms of the Comstock proposal as they were then available. The Board took favorable notice of the fact that relative to the third party's proposal, Comstock was offering a better price with fewer conditions. In addition, it was noted that the DevX stockholders would have the opportunity to receive payment for their shares more quickly under the Comstock structure. Mr. Williams advised the Board that the parties were working toward having the definitive agreement ready for consideration and approval by the boards of both companies by November 6.

     On November 4, 2001, the Board met with DevX's legal and financial advisors to review and discuss the proposed final terms and conditions of the definitive merger agreement and the other related transaction documents. At the meeting, the Board concurred (Mr. Keeley was not present at this time) that Patrick J. Keeley should recuse himself from the deliberations and vote on the merger agreement and related transactions due to his affiliation with FBR, DevX's financial advisor. The Board began the meeting by discussing, with representatives of DevX's legal counsel present, but without Mr. Keeley being present, the fact that DevX had recently become aware that Comstock had retained FBR to assist Comstock in a potential acquisition from third parties of oil and gas properties in which DevX also owns an interest. The Board determined that the Comstock merger transaction was separate from and not conditioned on the engagement relating to the acquisition of oil and gas properties and did not present a conflict of interest in FBR rendering a fairness opinion with respect to the Comstock merger transaction. The Board next had an extended discussion about FBR's proposed involvement in facilitating the financing of a portion of the consideration for the Offer and the Merger and whether this presented a conflict of interest. The Board determined to discuss the matter further with Mr. Keeley and FBR present. DevX's legal counsel next provided the Board an overview of its fiduciary responsibilities in determining whether to approve the merger agreement and related transactions.

     FBR extensively discussed its analysis of the merger consideration payable in the Offer and rendered to the Board its oral opinion (subsequently confirmed in writing) that as of the date of the opinion, and on the basis of and subject to certain matters stated in such opinion, the terms of the Offer and the Merger were fair, from a financial point of view, to the stockholders of DevX. At the meeting, representatives of DevX's legal advisors, Haynes and Boone LLP, summarized the terms of the most recent drafts of the definitive merger agreement and related transaction documents, copies of which had been circulated to the Board prior to the meeting. Mr. Keeley discussed with the Board that FBR had been in discussions with Comstock regarding FBR's possible assistance in facilitating the financing of a portion of the purchase price for the Offer. Mr. Keeley stated that FBR Asset Investment Corporation, a public company, owned approximately 30% by FBR, and certain other lenders identified by FBR Asset Investment Corporation, were willing to negotiate with Comstock to provide bridge financing to finance a portion of the consideration for the Offer and the Merger. The Board discussed FBR's proposed involvement and considered alternatives and the relative benefits and detriments of FBR's involvement.

     Following the Board's review of the final terms of the transaction documents and the financial analyses provided by its legal and financial advisors, and, having had an opportunity to ask questions and receive answers from such advisors, the Board, with Mr. Keeley recusing himself, determined that the definitive merger agreement and other related transaction documents contemplated thereby were fair to and in the best interests of the stockholders of DevX and resolved to recommend that DevX's stockholders accept the offer and tender their shares of Common Stock pursuant to the Offer and vote in favor of the approval and adoption of the Merger Agreement.

     In early November 2001, FBR began discussions with Comstock about providing an acquisition loan to facilitate the financing of a portion of the consideration for the Offer and the Merger. FBR entered into a commitment letter with Holdings regarding a $57 million acquisition loan on November 14, 2001.

     After approval of the Merger Agreement and related transactions, the Board considered whether it should consent to FBR's proposed involvement in financing the Offer and the Merger. The Board considered that with its familiarity with DevX and its capital structure, FBR was well positioned to quickly provide a financing commitment to Comstock. The Board also noted that FBR and/or FBR Asset Management would be risking a significant amount of its own capital were they to provide the acquisition financing. After this discussion, the Board, with Mr. Keeley again recusing himself, determined to consent to FBR's facilitation of the financing.

     The Comstock Board met on November 12, 2001 and unanimously approved the definitive merger agreement and the other related transaction documents.

     The parties then completed final negotiations on the transaction documents. The definitive merger agreement and related transaction documents were then executed and delivered by representatives of both companies after the close of business on November 12, 2001. Prior to the opening of trading on November 13, 2001, Comstock and DevX each issued a press release announcing the execution of the definitive agreement.

     REASONS FOR THE BOARD'S CONCLUSIONS. IN REACHING THE DETERMINATION DESCRIBED ABOVE, THE BOARD CONSIDERED A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING:

          1. Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of DevX, as well as the prospects and strategic objectives of DevX, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which DevX operates.

          2. Transaction Financial Terms/Premium to Market Price. The Board considered the relationship of the Offer price and the merger consideration to the historical market prices of the shares of Common Stock. The Offer price represents a 41% premium over the $5.20 closing price of the Common Stock on Nasdaq on October 19, 2001 (the last trading day prior to the announcement of the letter of intent with Comstock). The Board also considered the form of consideration to be paid to holders of Common Stock in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The Board was aware that the consideration to be received by the holder of Common Stock in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

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

          3. Strategic Alternatives. The Board considered a review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of securing a significant investment in DevX to augment its equity capitalization, continuing to operate DevX as an independent entity, a strategic acquisition of another company, a strategic merger with another company in the same industry and a sale or partial sale of DevX through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative. The Board also considered the presentation of FBR on the trends in the oil and gas industry and the strategic alternatives available to DevX, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives. The Board considered the results of the process that had been conducted with FBR over the past year to assist the Board in its evaluation of strategic alternatives. In reviewing the strategic alternatives that had become available in the process, the Board noted that DevX had not found a suitable acquisition or merger opportunity nor had it received any proposal that offered value superior to the Offer or that the Board believed was more likely to be consummated.

          4. Fairness Opinion. The Board considered presentations from FBR and the fairness opinion of FBR (rendered orally at the November 4, 2001 Board and subsequently confirmed in a written opinion dated as of November 7,
     2001) to the effect that based upon and subject to the considerations and assumptions set forth therein, the terms of the Offer and the Merger were fair from a financial point of view to the stockholders of DevX. The financial and valuation analyses presented to the Board by FBR, included market prices and financial data relating to other companies engaged in businesses considered comparable to DevX and the prices paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of DevX. A copy of the written opinion rendered by FBR to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by FBR in arriving at its opinion, is attached as Annex A hereto and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that FBR becomes entitled to certain fees upon the consummation of the Merger and that FBR had been retained by, and was providing assistance to, Comstock in connection with other matters, each of which is described in Item 5.

          5. Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all of the Common Stock, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Common Stock in the Offer.

          6. Limited Conditions to Consummation. Purchaser's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition.

          7. Industry Conditions. The Board considered the fact that the oil and gas industry has experienced significant competition and consolidation in recent years, and many of DevX's competitors are significantly larger than DevX. The Board also considered the volatility of natural gas prices.

     The Board did not attach specific weight to any one of these factors, but the Board placed weight on the amount of the consideration relative to historical market values and book values of DevX, the favorable terms of the Merger Agreement, the financial ability of Comstock, Holdings and Purchaser to complete the transaction and FBR's fairness opinion in reaching its determination to recommend the Offer, the Merger Agreement and the Merger to DevX stockholders.

     (c) Intent to Tender. To the best of DevX's knowledge, each executive officer, director, affiliate and subsidiary of DevX holding of record or beneficially owning Common Stock intends to tender such Common Stock in the Offer.

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

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Financial Advisor. DevX retained FBR in August 1999 for an initial term of two years to act as its financial advisor with respect to any purchase or sale of all or substantially all of the assets of DevX or any similar stock purchase, merger, acquisition, business combination, joint venture or other strategic transaction. This term was subsequently extended to November 2002. The engagement letter provides that FBR will assist DevX in identifying, evaluating and implementing strategic alternatives including business combinations, capital raising and self tenders. Under the engagement, DevX has agreed to pay FBR (1) a transaction fee of up to 2% of the first $30 million of total consideration involved in the transaction, 1.5% of amounts exceeding $30 million up to and including $50 million of total consideration and 1% of amounts exceeding $50 million of total consideration plus (2) FBR's out-of-pocket expenses incurred in connection with performing its services, including the fees and disbursements of legal counsel and its petroleum engineering consultants. Upon consummation of the Merger, the transaction fee shall be approximately $1,900,000. DevX also has agreed to indemnify FBR and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their engagement. On November 10, 2000, Patrick J. Keeley, who serves as one of FBR's managing directors, became one of DevX's directors.

     As part of its engagement as financial advisor, FBR has prepared and delivered an opinion to the Board for its consideration as to the fairness to DevX's stockholders, from a financial point of view, of the aggregate consideration to be received by such stockholders in the Offer and the Merger.

     Pursuant to the engagement letter, FBR has provided financial advisory and investment banking services to DevX since August 1999 and has received customary compensation for the rendering of such services. During the year ended December 31, 2000, FBR assisted DevX in implementing the Recapitalization. In addition, FBR acted as the lead underwriter for the Offering of 11,500,000 shares of Common Stock that was closed in October and November 2000. Simultaneously with the underwriting, FBR assisted DevX in executing a tender to repurchase $75 million of original principal amount of DevX's senior notes. During the year 2000 DevX paid FBR fees totaling approximately $5.7 million plus expenses. In the ordinary course of its business, FBR and its affiliates may actively trade or hold the securities of DevX or Comstock for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     In October 2001, Comstock engaged FBR to act as financial advisor to Comstock in connection with a potential acquisition from third parties of oil and gas properties in which DevX also owns an interest. In connection with such engagement, Comstock has agreed to pay FBR a fee equal to $90,000. Comstock also agreed to reimburse FBR for its out-of-pocket expenses incurred in connection with performing its services, including the fees and disbursements of legal counsel, and to indemnify FBR and related parties against certain liabilities, including liabilities under federal securities laws, arising out of FBR's engagement.

     Holdings has entered into a commitment letter for a loan consisting of a $57.0 million credit commitment provided by a syndicate of lenders for which FBR will serve as an advisor and arranger and Toronto Dominion (Texas), Inc. will serve as administrative agent (the "Acquisition Loan"). The purpose of the Acquisition Loan is to provide a portion of the funds for the acquisition of shares of Common Stock in the Offer and the Merger. At the closing of the Acquisition Loan, FBR will receive $125,000 as an arrangement fee.

     On November 4, 2001, DevX consented to FBR providing assistance to Comstock to finance a portion of the purchase price for the Offer and the Merger.

     Neither DevX nor any person acting on its behalf has directly or indirectly employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

     Except as set forth below, no transactions in the Common Stock have been effected during the past 60 days by DevX or, to the best of DevX's knowledge, by an executive officer, director, affiliate or subsidiary of DevX.

     On September 28, 2001, DevX repurchased an aggregate of 100,000 shares of Common Stock on the open market at a purchase price of $5.25 per share pursuant to the stock repurchase program of DevX.

ITEM 7.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Except as described in the Schedule TO and Item 3 of this Schedule 14D-9, no negotiation is being undertaken or is underway by DevX in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving DevX or any subsidiary of DevX, (ii) a purchase, sale or transfer of a material amount of assets by DevX or any subsidiary of DevX, (iii) a tender offer for or other acquisition of securities by or of DevX, or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of DevX.

     (b) Except as described in the Schedule TO and under Item 3 and Item 4 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer and the Merger which relate to or would result in one or more of the matters referred to in paragraph
(a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

     (a) Delaware General Corporation Law. As a Delaware corporation, DevX is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 of the DGCL prevents an "interested stockholder" (generally, a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" transaction (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. In accordance with Section 203 of the DGCL, DevX's Board of Directors has approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the transactions contemplated thereby.

     Under the DGCL, if Purchaser or any other subsidiary of Comstock acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the stockholders of DevX. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock, a vote of stockholders of DevX is required under the DGCL, and a significantly longer period of time will be required to effect the Merger to comply with SEC requirements. Please read "Section 11. Purpose of the Offer; Plans for DevX After the Offer and the Merger; Effect on Senior Notes" of the Offer to Purchase, which is incorporated herein by reference.

     No appraisal rights are available in connection with the Offer. Appraisal rights may be available in connection with the Merger. Please read "Section 11. Purpose of the Offer; Plans for DevX After the Offer and the Merger; Effect on Senior Notes" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Information Provided Pursuant to Rule 14f-1 Under the Exchange
Act. The Information Statement attached as Annex B to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of DevX's stockholders.

     (c) Other Material Information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS

  EXHIBIT
    NO.                                   DESCRIPTION
  -------                                 -----------
  +*(a)(1)   --   Offer to Purchase, dated November 15, 2001.
  +*(a)(2)   --   Form of Letter of Transmittal.
  +*(a)(3)   --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.
  +*(a)(4)   --   Form of Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.
   *(a)(5)   --   Form of Letter to stockholders of DevX, dated November 15,
                  2001.
    (a)(6)   --   Press Release issued by DevX on November 13, 2001,
                  announcing the execution of the Merger Agreement, filed as an exhibit to DevX's Preliminary Communication on Schedule
                  14D-9-C filed November 13, 2001, which exhibit is hereby
                  incorporated by reference.
    (a)(7)   --   Press Release issued by DevX on October 22, 2001, filed as an exhibit to DevX's Preliminary Communication on Schedule
                  14D-9-C filed October 22, 2001, which exhibit is hereby
                  incorporated by reference.
 ++*(a)(8)   --   Opinion of Friedman, Billings, Ramsey & Co., Inc., dated
                  November 7, 2001.
+++*(a)(9)   --   Information Statement of DevX dated November 15, 2001.
    (e)(1)   --   Agreement and Plan of Merger, dated as of November 12, 2001 among Comstock, Holdings, Purchaser and DevX, filed as an
                  exhibit to the Current Report on Form 8-K filed by DevX on
                  November 14, 2001, which exhibit is hereby incorporated
                  herein by reference.
    (e)(2)   --   Employment Agreement dated October 6, 2000 between DevX and
                  Joseph T. Williams, filed as an exhibit to DevX's Annual
                  Report on Form 10-K for the year ended December 31, 2000,
                  which exhibit is hereby incorporated herein by reference.
    (e)(3)   --   Employment Agreement dated November 10, 2000 between DevX
                  and William W. Lesikar, filed as an exhibit to DevX's Annual
                  Report on Form 10-K for the year ended December 31, 2000,
                  which exhibit is hereby incorporated herein by reference.
    (e)(4)   --   Employment Agreement dated November 10, 2000 between DevX
                  and Ronald Idom.
    (e)(5)   --   Employment Agreement dated November 10, 2000 between DevX
                  and William A. Williamson.
    (e)(6)   --   Termination Agreement and General Release dated August 31,
                  2001 between DevX and Edward J. Munden, filed as an Exhibit to DevX's Quarterly Report on Form 10-Q for the quarter
                  ended September 30, 2001, which exhibit is hereby
                  incorporated by reference.
    (e)(7)   --   Termination Agreement and General Release dated effective as of August 31, 2001 between DevX and Brian J. Barr, filed as an Exhibit to DevX's Quarterly Report on Form 10-Q for the
                  quarter ended September 30, 2001, which exhibit is hereby
                  incorporated by reference.
    (e)(8)   --   Warrant for the purchase of 240,000 shares of Common Stock issued by DevX to Edward J. Munden, filed as an exhibit to
                  DevX's Registration Statement on Form S-8, filed with the
                  Securities and Exchange Commission on November 2, 2001,
                  which exhibit is hereby incorporated herein by reference.
    (e)(9)   --   Warrant for the purchase of 25,000 shares of Common Stock
                  issued by DevX to Brian J. Barr, filed as an exhibit to
                  DevX's Registration Statement on Form S-8, filed with the
                  Securities and Exchange Commission on November 2, 2001,
                  which exhibit is hereby incorporated herein by reference.
    (e)(10)  --   Indemnification Agreement dated October 6, 2000 between DevX and Joseph T. Williams.
    (e)(11)  --   Indemnification Agreement dated October 26, 2000 between
                  DevX and Jerry B. Davis.
    (e)(12)  --   Indemnification Agreement dated October 26, 2000 between
                  DevX and Robert L. Keiser.
    (e)(13)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and Patrick J. Keeley.

  EXHIBIT
    NO.                                   DESCRIPTION
  -------                                 -----------
    (e)(14)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and William W. Lesikar.
    (e)(15)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and Edward J. Munden.
    (e)(16)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and William A. Williamson.
    (e)(17)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and Brian J. Barr.
    (e)(18)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and Ronald Idom.
   +(e)(19)  --   Confidentiality Agreement dated January 16, 2001 between
                  DevX and Comstock.
    (e)(20)  --   Form of Employee Severance Letter.
    (e)(21)  --   Employment Agreement dated November 10, 2000 between DevX
                  and V. Ed Butler.
    (e)(22)  --   Form of Option Relinquishment and Release Agreement.
    (e)(23)  --   Form of Warrant Relinquishment and Release Agreement.
    (e)(24)  --   Form of Letter to Employees dated November 13, 2001, filed as an exhibit to DevX's Preliminary Communication on
                  Schedule 14D-9-C filed November 13, 2001, which exhibit is hereby incorporated by reference.

---------------

    * Included in materials delivered to stockholders of DevX.

   + Filed as an exhibit to Purchaser's, Holdings and Comstock's Tender Offer
     Statement on Schedule TO, dated November 15, 2001, and incorporated herein by reference.

 ++ Included as Annex A to this Schedule 14D-9.

+++ Included as Annex B to this Schedule 14D-9.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          DEVX ENERGY, INC.

                                          BY: /s/ JOSEPH T. WILLIAMS
                                          Joseph T. Williams
                                          Chairman of the Board, Chief Executive
                                          Officer
                                          and President

Dated: November 14, 2001

                                    ANNEX A

                                FAIRNESS OPINION

[FRIEDMAN BILLINGS RAMSEY LOGO]

November 7, 2001

Board of Directors
DevX Energy, Inc.
13760 Noel Road
Suite 1030
Dallas, TX 75240-7336

Gentlemen:

     You have requested that Friedman, Billings, Ramsey & Co., Inc. ("FBR") provide you with its opinion as to the fairness, from a financial point of view, of the consideration to be paid the shareholders of DevX Energy, Inc., a Delaware corporation ("DevX" or the "Company"), for the proposed sale ("Sale") of the Company to Comstock Resources, Inc. ("Comstock").

     As you know, FBR has previously represented DevX with respect to an equity offering and earned a fee for providing those services. FBR has also acted as financial advisor to the Company in connection with the Sale. FBR will earn a success fee if the Sale is closed. Furthermore, with the permission of the Company, FBR is arranging certain bridge financing for Comstock for the purpose of facilitating the Sale. FBR will also earn a fee from Comstock for arranging the bridge financing.

     In delivering this opinion, we have reviewed certain business and financial information relating to the Company and performed the following analysis:

          1. Assessed the general conditions prevailing in the oil and gas industry at the time of the announced Sale and analyzed the impact of such conditions on the future performance of the Company and other comparable companies in the oil and gas industry;

          2. Reviewed certain publicly available business and financial information relating to the Company;

          3. Interviewed certain members of the Company's senior management concerning DevX's business operations, the Company's financial condition and the future prospects of DevX;

          4. Discussed with the senior management of the Company the terms of the Sale, including the methodology used in determining the Sale price;

          5. Participated in certain discussions and negotiations among representatives of the Company and Comstock;

          6. Reviewed a third-party reserve report provided by the Company that was prepared by independent petroleum engineers with an effective date of 12/31/00 and reviewed an update of this report with an effective date of 7/1/01 that was prepared by the Company's internal engineering staff;

          7. Considered and analyzed the publicly available information regarding similar transactions in the Company's industry;

          8. Reviewed market prices and valuation multiples of DevX common stock and compared them to other public companies deemed to be relevant comparisons by FBR;

          9. Analyzed models available from various securities analysts as to the future performance of other comparable public companies;

          10. Reviewed the reported prices and trading activity of the Company's common stock.

     The Company provided FBR with financial information regarding its financial performance for the purpose of developing estimates of future performance. FBR utilized this information and an updated reserve report prepared by the Company's internal engineering staff with an effective date of 7/1/01 to develop a four-year financial forecast for the Company for the period beginning January 1, 2001 and ending December 31, 2004.

     In connection with our review, we have relied upon and assumed the accuracy and completeness of the financial and other information furnished to us by the Company and/or its representatives. We have not independently verified the accuracy or completeness of such information and have not made any independent evaluation or appraisal of the assets or liabilities of DevX and were not furnished with any such appraisal or evaluation. In addition, FBR did not assume the responsibility to conduct any physical inspection of the properties, facilities or equipment of the Company. With respect to the reserve reports and financial forecasts provided to FBR by DevX or its representatives, FBR assumed that such materials had been reasonably prepared and reflected the best currently available estimates and judgment of the management of the Company. FBR has made no assumptions nor has attempted to reach any conclusions concerning the tax implications of the Sale for the Company's shareholders. In addition, we may have considered other information and may have performed other analyses that we have deemed appropriate under the circumstances.

     In arriving at its opinion, FBR did not assign any particular weighting to any of the factors considered, but rather made qualitative judgments as to the relevance or significance of each factor. The qualitative adjustments consider reserve life, geographic location of assets, market capitalization, commodity price hedges, financial leverage and the percentage of operated properties. Accordingly, FBR believes that the various analyses performed must be considered as a whole and that selecting certain portions of the analyses without considering the analyses as a whole would create an incomplete view to the process underlying the fairness opinion.

     This fairness opinion is based upon market, economic and other conditions that existed and could be evaluated on the date hereof. For purpose of the analysis, FBR made many assumptions with respect to oil and gas industry performance, general business, economic, market and financial conditions and other matters beyond the control of FBR. Actual conditions could differ significantly from those assumed. Accordingly, the analysis and estimates reflected herein are inherently subjective and potentially uncertain.

     The following is a summary of the analyses conducted by FBR in connection with the delivery of its fairness opinion.

COMPARABLE PUBLIC COMPANY ANALYSIS

     As part of its analysis, FBR compared financial and operating information of DevX with a group of small capitalization exploration and production companies deemed relevant by FBR. Estimates for the universe of comparable companies were based on data available from security analyst's models and other publicly available information sources. DevX was compared to the following exploration and production companies:

3TEC Energy Corporation
Callon Petroleum Company
Denbury Resources Company
Magnum Hunter Resources, Inc.
Mission Resources Corporation
Prize Energy Corp.
Southwestern Energy Company
ATP Oil & Gas Corporation
Comstock Resources
Key Production Company
Meridian Resource Corporation
PetroQuest Energy, Inc.
Quicksilver Resources Inc.

The aforementioned companies were selected for inclusion in the comparable company universe because they all had public market capitalizations below $500 million.

     Based on available estimates for the above companies as of November 2, 2001, the valuation parameters used in the analysis were as follows:

COMPARABLE COMPANIES             2001    2002       DEVX ENERGY, INC.               2001    2002
--------------------            ------   ----       -----------------               -----   ----
Price/Cash Flow:
  High........................     5.8x  4.2x       Pre-Sale......................    3.4x  3.1x
  Low.........................     1.5x  1.2x       Post-Sale.....................    4.5x  4.1x
  Average.....................     2.9x  2.8x
Enterprise Value/EBITDA:
  High........................     7.8x  7.9x       Pre-Sale......................    3.6x  3.4x
  Low.........................     2.8x  1.8x       Post-Sale.....................    4.3x  4.3x
  Average.....................     4.3x  4.2x
Market Capitalization:
  High........................  $426.2 million      Pre-Sale......................  $70.1 million
  Low.........................  $91.2 million       Post-Sale.....................  $92.6 million
  Average.....................  $230.4 million
Debt/Total Capitalization:
  High........................      77%             Pre-Sale......................     42%
  Low.........................      17%             Post-Sale.....................     42%
  Average.....................      52%

     The foregoing analysis indicated that as of October 22, 2001, the mean ratio of stock price (defined as equity market capitalization) to estimated 2001 and 2002 cash flow (net income plus non-cash expense excluding changes in working capital), or operating cash flow, was 2.9x and 2.8x, respectively.

     Further analysis indicated that as of October 22, 2001, the mean ratio of enterprise value (defined as equity market value plus short- and long-term debt less net working capital) to estimated 2001 and 2002 earnings before interest, tax, depreciation and amortization, or EBITDA, was 4.3x and 4.2x, respectively.

     Based upon this analysis, FBR examined the post-Sale multiples indicated for DevX. When considering qualitative factors such as the size of DevX's market capitalization and non-operated nature of the majority of its reserves, FBR concluded that, post-Sale, the 2002 Price/Cash Flow and Enterprise Value/EBITDA multiples for DevX compare favorably with the corresponding multiples from the universe of comparable companies. The resulting values of $92.6 million for market capitalization and $142.7 million for enterprise value for the Company appear appropriate when viewed against the comparable universe of companies.

     No company utilized in the comparable public company universe is identical to DevX. Accordingly, an analysis of the results of the foregoing requires subjective considerations and judgments concerning differences in financial and operating characteristics of DevX and other factors that could affect the public trading value of the companies to which they are being compared.

DISCOUNTED CASH FLOW ANALYSIS OF DEVX

     As part of its analysis, FBR analyzed discounted cash flow data for the purpose of determining the equity reference value range for DevX. An updated reserve report with an effective date of 7/1/01 that was prepared by the Company's internal engineering staff was utilized to arrive at forecasted volumes and discounted present values of reserves. The oil and gas price assumptions that were utilized were $22.50/bbl and $3.20/mcf. Commodity prices and operating expenses were assumed to remain constant. As part of the analysis, the reserves reported in the Company updated reserve report were risk adjusted. Proved developed producing reserves were not discounted for risk. Proved developed non-producing and proved undeveloped reserves were discounted 10% and 25% respectively.

     The calculated net present value of after-tax cash flows of DevX's total proved oil and gas reserves were discounted at rates of 10% and 15%. Adjusting for pro-forma net debt, FBR arrived at an implied equity value range of $72.4 and $103.6 million. This analysis indicated that the proposed price for the equity of DevX corresponded to a debt-adjusted reserve value produced by a discount rate in the range of 12%.

COMPARABLE TRANSACTION ANALYSIS

     FBR also assigned a value to DevX's reserves based upon the implied values of comparable oil and gas asset transactions observed in the marketplace. FBR reviewed on a regional basis almost $36 billion in transactions involving approximately 36.5 Tcfe in reserves dating back to 1997. The regions analyzed included Appalachia, Mid-Continent and onshore Gulf Coast. These regions were selected because they were deemed by FBR to be representative of elements of DevX's oil and gas asset base. Regional analysis is important because hydrocarbon producing provinces differ with respect to qualitative factors such as reserve life, realized commodity prices and the predominant type and quality of hydrocarbon produced. Operational control is also an important factor to consider when reviewing comparable transaction data.

     FBR examined the Company's oil and gas assets on a regional basis, assigning a percentage value to the amount contributed by each region to the total proved reserve quantity. Each geographic region's contribution was valued based on historical transaction data. Based on this approach, a range of blended reserve value was developed. FBR found a total implied equity value range from $59.6 million to $127.6 million with an average value of $89.8 million. The proposed price for the equity of DevX was 3% greater than the determined average value.

     Subject to the foregoing and based upon our experience as investment bankers and other relevant factors, we are of the opinion that the terms of the Sale are fair from a financial point of view to the shareholders of the Company. Our opinion is based upon conditions and circumstances existing as of the date of this correspondence, including current public and private equity markets, and is subject to considerable uncertainty concerning such conditions and circumstances in the future.

                                          Sincerely,

                                          /s/ MICHAEL W. MITCHELL



                                                   Michael W. Mitchell
                                                    Managing Director
                                          Friedman, Billings, Ramsey & Co., Inc.

                                    ANNEX B

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                               DEVX ENERGY, INC.
                          13760 NOEL ROAD, SUITE 1030
                            DALLAS, TEXAS 75240-7336

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

     This Information Statement is being mailed on or about November 15, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of DevX Energy, Inc., a Delaware corporation ("DevX" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Comstock Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Comstock Holdings, Inc., a Delaware corporation ("Holdings"), which, in turn, is a wholly-owned subsidiary of Comstock Resources, Inc., a Nevada corporation ("Comstock"), to a majority of the seats on the Board of Directors of the Company (the "Board of Directors" or "Board"). On November 12, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Comstock, Purchaser and Holdings pursuant to which Purchaser has commenced a tender offer to purchase all outstanding shares of common stock, par value $0.234 per share, of the Company (the "Common Stock"), at a price per share of $7.32 (such price or any greater amount per share paid pursuant to the Offer (defined below), the "Offer Price"), net to the seller in cash, upon the terms and conditions set forth in Purchaser's Offer to Purchase dated November 15, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed to stockholders of record of the Company and are filed as Exhibits (a)(1) and
(a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser, Comstock and Holdings with the Securities and Exchange Commission on November 15, 2001.

     The Merger Agreement provides, among other things, that as promptly as practicable (but not later than two business days) after the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Comstock. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares owned by Comstock, any of its subsidiaries including Purchaser, Holdings, the Company and shares of Common Stock held by stockholders who properly demand appraisal rights and comply with the provisions of Section 262 of the Delaware General Corporation Law relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per share of Common Stock that is paid pursuant to the Offer (the "Merger Consideration").

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by the Company with the Commission on November 15, 2001 and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Comstock, Purchaser or its designees has been provided by Comstock. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on November 15, 2001. The Offer is currently scheduled to expire at 12:00 a.m., New York City time, on December 13, 2001, unless Purchaser extends it subject to the terms of the Merger Agreement and applicable law.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each share has one vote. As of the close of business on November 12, 2001, there were 12,649,522 outstanding shares of Common Stock.

              RIGHT TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser of 50% plus one share of the outstanding shares of Common Stock (including shares purchased pursuant to the Offer), Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, as is equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to the provisions of this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser or its affiliates following such purchase bears to the total number of shares of Common Stock then outstanding (the "Purchaser Designees"). DevX shall promptly take all actions necessary to cause the Purchaser Designees to be so elected, including seeking the resignations of one or more incumbent directors, increasing the size of the Board or both; provided, however, that until the effective time of the Merger, at the request of Comstock, DevX will use its best efforts to ensure that at least two members who were directors of DevX on the date of the Merger Agreement and not employees of DevX will remain members of the Board. DevX shall use its best efforts to cause Purchaser's designees to constitute the same percentage of representation as is on the Board, after giving effect to the above, on: (i) each committee of the Board; (ii) the board of directors of each DevX subsidiary; and (iii) each committee of each such board of directors, in each case only to the extent permitted by applicable law.

     The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of DevX if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, DevX. Comstock has advised DevX that, to the best of Comstock's knowledge, except as set forth below, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any equity securities of DevX, nor has any such person been involved in any transaction with DevX or any of its directors, executive officers or affiliates, other than the Offer, the Merger and other transactions described in this Statement.

     The following table sets forth the name, age, positions currently held with Comstock, present principal occupation or employment and business experience for the past five years of each of the Purchaser Designees. The current business address of each person is c/o Comstock Resources, Inc., 5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034. Each such person is a citizen of the United States of America.

                                   POSITIONS AND OFFICES HELD WITH   BUSINESS EXPERIENCE DURING THE PAST
NAME                         AGE              COMSTOCK                           FIVE YEARS
----                         ---   -------------------------------   -----------------------------------
M. Jay Allison.............  45    President, Chief Executive        Director of Comstock since 1987,
                                   Officer and Chairman of the       President and Chief Executive
                                   Board of Directors (also a        Officer of Comstock since 1988 and
                                   Director and the President of     Chairman of the Board of Comstock
                                   Purchaser and Holdings)           since 1997.

                                   POSITIONS AND OFFICES HELD WITH   BUSINESS EXPERIENCE DURING THE PAST
NAME                         AGE              COMSTOCK                           FIVE YEARS
----                         ---   -------------------------------   -----------------------------------
<no_color>
Roland O. Burns............  41    Director, Senior Vice             Director of Comstock since 1999 and
                                   President, Chief Financial        Senior Vice President of Comstock
                                   Officer, Secretary and            since 1994.
                                   Treasurer (also is a Director
                                   and the Secretary, Treasurer
                                   and Vice President of Purchaser
                                   and Holdings)
Cecil E. Martin, Jr. ......  60    Director                          Director of Comstock since 1988. An
                                                                     independent commercial real estate
                                                                     developer since 1991.
David W. Sledge............  44    Director                          Director of Comstock since 1996. An
                                                                     investor in oil and gas activities
                                                                     since 1996.
David K. Lockett...........  47    Director                          Director of Comstock since July
                                                                     2001. Employed by Dell Computer
                                                                     Corporation since 1991, and
                                                                     currently as a vice president and
                                                                     head of its Small and Medium
                                                                     Business Group.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to the number of shares of the Company's Common Stock beneficially owned as of November 12, 2001 by (i) all holders (the "Stockholders") of shares of the Common Stock known by the Company to own beneficially more than 5% of the outstanding shares of the Common Stock, (ii) the officers of the Company, (iii) each director of the Company and (iv) all directors and officers of the Company as a group.

                                                      AMOUNT AND NATURE   APPROXIMATE % OF
                                                        OF BENEFICIAL          COMMON
NAME OF BENEFICIAL OWNER                                  OWNERSHIP           STOCK(1)
------------------------                              -----------------   ----------------
DIRECTORS & OFFICERS
Joseph T. Williams..................................        260,000(2)            2%
William W. Lesikar..................................         60,100(2)             *
Ronald Idom.........................................         60,000(2)             *
William A. Williamson...............................         25,000(2)             *
Patrick J. Keeley...................................         32,000(2)             *
Robert L. Keiser....................................         34,000(2)             *
Jerry B. Davis......................................         32,000(2)             *
ALL DIRECTORS & OFFICERS AS A GROUP.................        503,100(2)            4%
FIVE PERCENT STOCKHOLDERS(3)
  Mark E. Brady, Robert J. Suttman, Ron L. Eubel
  c/o Eubel Brady & Suttman Asset Management Inc.
  7777 Washington Village Drive, Ste 210,
  Dayton, OH 45459..................................        731,000             5.8%

                                                      AMOUNT AND NATURE   APPROXIMATE % OF
                                                        OF BENEFICIAL          COMMON
NAME OF BENEFICIAL OWNER                                  OWNERSHIP           STOCK(1)
------------------------                              -----------------   ----------------

  Bernie Holtgrieve, William E. Hazel & EBS Asset
  Management, Inc.
  c/o Eubel Brady & Suttman Asset Management Inc.
  7777 Washington Village Drive, Ste 210,
  Dayton, OH 45459..................................        707,000             5.6%

  Mark E. Strome, Strome Investment Management L.P.,
  SSCO, Inc.,
  Strome Offshore Limited, Strome Hedgecap Fund,
  L.P.
  c/o Strome Investment Management L.P.
  100 Wilshire Blvd., 15th Floor,
  Santa Monica, CA 90401............................      1,100,000             8.7%

  Paul P. Tanico, Ellen H. Adams, CastleRock
  Management, LLC, CastleRock Asset Management,
  Inc., CastleRock Partners, L.P., CastleRock
  Partners II, L.P. CastleRock Fund, Ltd.
  c/o CastleRock Asset Management, Inc.
  101 Park Avenue, 6th Floor, New York, NY 10178....      1,104,400            8.73%

  Tudor Investment Corporation, Paul Tudor Jones,
  II, Tudor Proprietary Trading, L.L.C., The Altar
  Rock
  Fund L.P.
  c/o 1275 King St., Greenwich, CT 06831

  The Raptor Global Portfolio Ltd. The Tudor BVI
  Global Portfolio Ltd., The Ospraie Portfolio Ltd.
  c/o CITCO Kaya Flamboyan 9,
  Curacao, Netherlands Antilles.....................      1,500,000            11.9%
  Farallon Capital Partners, L.P., Farallon Capital
  Institutional Partners, L.P., Farallon Capital
  Institutional Partners II, L.P., Farallon Capital
  Institutional Partners III, L.P., Tinicum Partners
  L.P., Farallon Capital Management L.L.C., Farallon
  Partners, L.L.C., Enrique H. Boilini, David I.
  Cohen, Joseph F. Downes, William F. Duhamel,
  Andrew B. Fremder, Richard B. Fried, Monica R.
  Landry, William F. Mellin, Stephen L. Millham,
  Meridee A. Moore, Thomas F. Steyer, Mark C.
  Wehrly............................................      1,112,300             8.8%

---------------

 *  Indicates less than 1%.

(1) Assumes 12,649,522 shares of Common Stock outstanding plus, for each individual, any securities that the specific person has the right to acquire upon exercise of presently exercisable stock options and options that are exercisable as a result of the transactions contemplated by the Merger Agreement. Options and warrants held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.

(2) Includes the following shares of Common Stock that the individuals named below had the right to purchase within 60 days of November 12, 2001 pursuant to options, all of which will become exercisable upon the consummation of the Offer: Joseph T. Williams -- 250,000, William W. Lesikar -- 60,000, Ronald Idom -- 60,000, William A. Williamson -- 25,000, Jerry B.
    Davis -- 30,000, Robert L. Keiser  --  30,000 and Patrick J.
    Keeley -- 30,000.

(3) Information based on most recent SEC filings made by these stockholders as of November 12, 2001.

                             DIRECTORS AND OFFICERS

     The following table sets forth the current directors and officers of the Company. There are no family relationships among any of the Company's directors or executive officers.

NAME                                    AGE              CURRENT POSITION
----                                    ---              ----------------
Joseph T. Williams*...................  64    Chairman of the Board, Chief Executive
                                              Officer and President
Jerry B. Davis........................  70    Director
Robert L. Keiser......................  59    Director
Patrick J. Keeley.....................  53    Director
William W. Lesikar*...................  48    Senior Vice President, Chief Financial
                                              Officer & Secretary
Ronald Idom*..........................  47    Senior Vice President, Operations
William A. Williamson.................  45    Vice President, Land

---------------

* Executive Officers

     The following biographies describe the business experience of the Company's directors and officers.

     Joseph T. Williams joined the Company on October 6, 2000 as Chairman of the Board and as a director. Effective September 1, 2001, Mr. Williams also assumed the positions of President and Chief Executive Officer. From July 1998 to August 1999, Mr. Williams was President and Chief Executive Officer of MCN Investment Corporation, a diversified energy company with $2 billion in oil and natural gas, natural gas pipeline and electrical power assets. From August 1997 to July 1998, Mr. Williams served as President and Chief Executive Officer of MCNIC Oil and Gas Company, a broad-based exploration and production company. From June 1995 to February 1996, Mr. Williams served as Vice Chairman and Chief Executive Officer of Enserch Exploration, Inc., an oil and gas exploration and production company. Mr. Williams holds a B.S. degree in Petroleum Engineering from the University of Texas at Austin.

     Jerry B. Davis joined the Board of Directors of DevX Energy, Inc. on October 26, 2000. He is chairman of the compensation committee and also serves on the audit committee of the board. Mr. Davis has over 25 years of experience working with Otis Engineering Corporation, an oil field service company and a division of Halliburton Company. Mr. Davis served as President and Chief Executive Officer of Otis from 1990 to 1993. From July 1993 to the present Mr. Davis has pursued investing and ranching activities. Mr. Davis holds a Master of Business Administration from Southern Methodist University, a B.S. degree in Petroleum Engineering from Texas A&M University and has a degree in ranch management from Texas Christian University.

     Robert L. Keiser joined the Board of Directors of DevX Energy, Inc. on October 26, 2000. Mr. Keiser is chairman of the audit committee and serves on the compensation committee of the board. Mr. Keiser retired as Chairman of Kerr-McGee Corp., an integrated energy company, in June 1999. Mr. Keiser served as Chairman, Chief Executive Officer and President of Oryx Energy Company, an independent oil and natural gas exploration company, from 1994 until March 1999 when Oryx merged with Kerr-McGee. Prior to his appointment as its Chairman in 1994, Mr. Keiser served Oryx in various capacities during the period from 1988 to 1994. Mr. Keiser also sits on the board of Seabulk International, Inc., a company engaged in the business of providing marine support and transportation services to the energy and chemical industries. Mr. Keiser holds a B.S. degree in Electrical Engineering from The University of Missouri-Rolla.

     Patrick J. Keeley joined the Board of Directors of DevX Energy, Inc. on November 10, 2000 and serves on its audit and compensation committees. Mr. Keeley is currently the managing director of the Energy and Industrial Group of the investment banking firm of Friedman Billings Ramsey & Co., Inc. which he joined in January 1998. From 1977 to 1998 Mr. Keeley was a partner with the law firm of Fulbright & Jaworski LLP where he represented oil and gas producers, pipelines, distribution companies, refineries and independent power producers. Prior to joining Fulbright & Jaworski, Mr. Keeley served as assistant to the General Counsel of the Federal Power Commission in Washington, D.C. Mr. Keeley has served on the board of several public and private energy and banking companies and mutual funds. Mr. Keeley received his J.D. degree from Fordham University in 1975 and received a degree in business administration from Georgetown University in 1970.

     William W. Lesikar joined DevX Energy, Inc. in June 1998 as Vice President, Finance. Mr. Lesikar, a Certified Public Accountant, has over 25 years of experience in finance and accounting with 20 years in the oil and gas industry and has served as the Company's Chief Financial Officer since September 2000. From 1981 to 1998, Mr. Lesikar held increasing positions of authority with Lyco Energy Corporation of Dallas, Texas including Controller from 1981 to 1983, and Chief Financial Officer and Executive Vice President from 1988 to 1998. From 1978 to 1981, Mr. Lesikar was an audit manager and senior auditor with Arthur Young & Company, now known as Ernst & Young LLP. From 1976 to 1978, Mr. Lesikar was an auditor with Haskins & Sells, now known as Deloitte & Touche LLP. Mr. Lesikar holds a Masters of Business Administration from Southern Methodist University and a Bachelor of Business Administration from University of Texas at Austin. On September 1, 2001, Mr. Lesikar was promoted to the position of Senior Vice President and Chief Financial Officer. Mr. Lesikar also assumed the role of Corporate Secretary at that time.

     Ronald Idom joined DevX Energy, Inc. in January 1998 as Vice President, Acquisitions. He has over 25 years of experience in reservoir engineering and management. From 1991 to 1997, he was Manager Gas Supply for Delhi Gas Pipeline Corporation and Manager Engineering/Project Development from 1988 to 1991. From 1985 to 1988 he held the position of Chief Reservoir Engineer for TXO Production Corp. Both Delhi Gas Pipeline and TXO Production Corp. were subsidiaries of USX/Texas Oil & Gas Corporation. He also served as acquisition engineer for NRM Petroleum from 1983 to 1985; a self-employed petroleum consultant from 1980 to 1983 and held various engineering positions with Texas Oil and Gas Corporation from 1976 to 1980. Mr. Idom graduated from Texas A&M University in 1976 with a Bachelor of Science in Petroleum Engineering. On September 1, 2001, Mr. Idom was promoted to the position of Senior Vice President, Operations.

     William A. Williamson joined DevX Energy, Inc. in March 1998 as Vice President, Land. He has over 20 years of experience in petroleum land management. From 1989 to 1998, he served as President of BAW Energy, Inc. BAW Energy, Inc. was formed primarily to provide oil and gas asset management from a land and legal perspective to independent oil and gas companies. Clients of BAW Energy, Inc. included INCO Oil Corporation, Janex Oil Co., Inc., Walter Exploration, Inc. and DevX Energy, Inc. From 1979 to 1989, he was self-employed as an independent petroleum landman. Mr. Williamson holds a Bachelor of Business Administration in Finance from Texas A&M University.

BOARD OF DIRECTOR MEETINGS

     During the fiscal year ended December 31, 2000, the entire Board of Directors met two times and acted five times by written consent. No Director attended fewer than 75% of the meetings of the Board of Directors or of the committees of the Board of Directors on which they served. The Board of Directors has established two standing committees to assist it in the discharge of its responsibilities.

AUDIT COMMITTEE

     The audit committee recommends the independent public accountants that the Company considers to perform the annual audit, reviews financial statements, and reviews the observations of independent public accountants concerning their annual audit. The audit committee consists of Robert L. Keiser (Chairman), Jerry
B. Davis and Patrick J. Keeley. During the fiscal year ended December 31, 2000, the audit committee acted one time by written consent and did not meet.

COMPENSATION COMMITTEE

     The compensation committee reviews and makes recommendations regarding executive compensation and oversees the Company's incentive compensation plans as they may exist from time to time. The compensation committee consists of Jerry B. Davis (Chairman), Robert L. Keiser and Patrick J. Keeley. For the fiscal year ended December 31, 2000, the compensation committee met two times.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     To the Company's knowledge, based solely on a review of the copies of reports furnished to the Company and, in certain instances, written representations that no additional reports were required, during the fiscal year ended December 31, 2000 all of the Company's executive officers, directors and holders of more than 10% of its Common Stock timely filed all reports required by Section 16(a) of the 1934 Act except with respect to the late filings of the initial reports of the Company's directors Mr. Davis, Mr. Keiser and Mr. Williams, its executive officer Mr. Lesikar and its former executive officer Mr. Barr.

                             EXECUTIVE COMPENSATION

COMPENSATION OF OFFICERS

     The following table sets forth a summary of the compensation of the Chief Executive Officer and the five other most highly compensated officers of the Company for the years ended December 31, 2000, 1999 and 1998. No compensation information is given for any person for any l year in which that person was not an officer of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG TERM COMPENSATION
                                                                                      ---------------------------
                                               ANNUAL COMPENSATION                     NUMBER OF
                               ----------------------------------------------------    SECURITIES
NAME AND                        YEAR ENDED                           OTHER ANNUAL      UNDERLYING     ALL OTHER
PRINCIPAL POSITION             DECEMBER 31,    SALARY     BONUS     COMPENSATION(7)   OPTIONS/SARS   COMPENSATION
------------------             ------------   --------   --------   ---------------   ------------   ------------
Joseph T. Williams.......          2000       $ 59,000   $ 38,000          --           250,000          -0-
  Chairman of the Board(1)         1999            -0-        -0-          --               -0-          -0-
                                   1998            -0-        -0-          --               -0-          -0-
Edward J. Munden.........          2000       $174,000   $150,000          --           240,000          -0-
  Chief Executive Officer          1999       $160,000   $ 40,000          --            55,000          -0-
  & President(2)(5)                1998       $144,000   $105,000          --            45,000          -0-
William W. Lesikar.......          2000       $128,000   $ 45,000          --            35,000          -0-
  Chief Financial Officer(3)       1999       $120,000   $ 21,000          --            15,000          -0-
                                   1998       $ 62,000   $  6,000          --            10,000          -0-
Ronald Idom..............          2000       $127,000   $ 35,000          --            35,000          -0-
  Vice President, Operations       1999       $120,000   $ 21,000          --            15,000          -0-
                                   1998       $117,000   $ 21,000          --            17,000          -0-
William Williamson.......          2000       $121,000   $ 30,000          --            25,000          -0-
  Vice President, Land             1999       $115,000   $ 21,000          --            14,500          -0-
                                   1998       $ 96,000   $ 16,000          --            15,000          -0-
Brian J. Barr............          2000       $122,000   $ 75,000          --            25,000          -0-
  Vice President, General          1999       $ 98,000        -0-          --               -0-          -0-
  Counsel & Secretary(4)(6)        1998       $ 51,000        -0-          --               -0-          -0-

---------------

(1) Became Chairman of the Board in October 2000 and President and Chief Executive Officer on September 1, 2001.

(2) Previously also served as Chairman of the Board.

(3) Became Chief Financial Officer in September 2000 and Senior Vice President on September 1, 2001. Previously served as Vice President, Finance.

(4) Became Vice President, General Counsel in October 2000.

(5) Resigned August 31, 2001.

(6) Resigned all officer positions effective August 31, 2001.

(7) As permitted by the rules of the SEC, this column excludes perquisites and other personal benefits for the named officers if the total cost in a given year did not exceed the lesser of $50,000 or 10% of the officer's combined salary and bonus for that year.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                   NUMBER OF        % OF TOTAL
                                   SECURITIES      OPTIONS/SARS                               GRANT
                                   UNDERLYING       GRANTED TO    EXERCISE OR                  DATE
                                  OPTIONS/SARS      EMPLOYEES     BASE PRICE    EXPIRATION   PRESENT
NAME                               GRANTED(#)      DURING YEAR      ($/SH)         DATE      VALUE(4)
----                              ------------     ------------   -----------   ----------   --------
Joseph T. Williams..............    250,000(1)        40.98%         $7.00       10/27/10    $525,000
Edward J. Munden................    240,000(2)(5)     39.34%         $7.00       10/27/10    $504,000
William W. Lesikar..............     35,000(3)         5.74%         $7.00       10/27/10    $ 73,500
Ronald Idom.....................     35,000(3)         5.74%         $7.00       10/27/10    $ 73,500
William Williamson..............     25,000(3)         4.10%         $7.00       10/27/10    $ 52,500
Brian J. Barr...................     25,000(3)(5)      4.10%         $7.00       10/27/10    $ 52,500

---------------

(1) Of the 250,000 options, 20,000 became exercisable on October 25, 2001, and 115,000 became exercisable on October 27, 2001. The remaining 115,000 options will become exercisable on October 27, 2002 and continue to be exercisable until October 27, 2010 unless earlier terminated.

(2) Exercisable cumulatively at the rate of 120,000 per year on each of October 27, 2001 and October 27, 2002. The Options continue to be exercisable until October 27, 2010 unless earlier terminated.

(3) The Options are exercisable cumulatively at the rate of 33.33% on or after October 27, 2001 and 33.33% per year on each of October 27 thereafter. The Options continue to be exercisable thereafter until October 27, 2010 unless earlier terminated.

(4) This amount was calculated using the Black-Scholes option pricing model, a complex mathematical formula that uses a number of factors to estimate the present value of stock options. The assumptions used in the valuation of the options for 2000 were: exercise price of $7.00, a stock price volatility factor of 0.256; an expected life of 4 years, a risk-free interest rate of 5.75% and a dividend yield of 0.0%. The Black-Scholes model generates an estimate of the value of the right to purchase a share of stock at a fixed price over a fixed period. The actual value, if any, an executive realizes will depend on whether the stock price at exercise is greater than the grant price as well as the executive's continued employment through the vesting period and the option term.

(5) All options previously granted to Mr. Munden and Mr. Barr were surrendered and cancelled upon their resignations during 2001. As part of their termination agreements, the Company issued warrants to Mr. Munden and Mr. Barr equivalent to the number of options surrendered. The exercise price of the warrants was $7.00 per share. Mr. Munden's warrants will expire on September 27, 2004 and Mr. Barr's warrants will expire on February 24, 2003.

     The following table provides information on the value of each named officer's unexercised options to acquire Common Stock at December 31, 2000.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED             IN-THE-MONEY
                               SHARES                         OPTIONS/SARS AT              OPTIONS/SARS AT
                             ACQUIRED ON      VALUE              FY-END(#)                    FY-END($)
NAME                         EXERCISE(#)   REALIZED($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
----                         -----------   -----------   -------------------------   ----------------------------
Joseph T. Williams.........      -0-           -0-               0/250,000                   $0/$218,750
Edward J. Munden(2)........      -0-           -0-               0/240,000                   $0/$210,000
William W. Lesikar.........      -0-           -0-                0/35,000                    $0/$30,625
Ronald Idom................      -0-           -0-                0/35,000                    $0/$30,625
William A. Williamson......      -0-           -0-                0/25,000                    $0/$21,875
Brian J. Barr(3)...........      -0-           -0-                0/25,000                    $0/$21,875

---------------

(1) Based on December 31, 2000 closing price of $7.875

(2) Resigned effective August 31, 2001

(3) Resigned officer positions effective August 31, 2001

EXECUTIVE EMPLOYMENT AGREEMENTS

  JOSEPH T. WILLIAMS

     Effective October 6, 2000, the Company entered into an employment agreement with Joseph T. Williams. The initial term of the employment agreement is for 2 years but it will be automatically extended for a further term of 2 years on each anniversary date of the agreement unless, at least 60 days before the anniversary date we notify Mr. Williams that we will not be extending the term. Mr. Williams will receive a base salary of $250,000 per year. Mr. William's base salary is subject to increases (but not decreases) as the Board deems appropriate. Each year during the term, Mr. Williams will be entitled to earn an annual bonus of between 20% and 120% of Mr. Williams' base salary upon attaining goals established yearly by the Board. The Board, after consultation with Mr. Williams, will establish the goals for that year with a view to produce a reasonable expectation that Mr. Williams will receive a target bonus equal to 60% of Mr. Williams' base salary for that year.

     If the Company terminates Mr. Williams' employment for reasons other than for "cause" or "disability" or Mr. Williams terminates his employment for "good reason," as those terms are defined in the contract, then the Company must pay Mr. Williams, in addition to any accrued obligations and a lump sum retirement benefit, the sum of one year's base salary plus Mr. Williams' highest annual bonus. Accrued obligations include Mr. Williams' accrued but unpaid salary for the year, Mr. Williams' highest annual bonus prorated to the date of termination and any compensation that Mr. Williams previously deferred and any accrued but unpaid vacation time. Highest annual bonus is the greater of the target bonus for the current fiscal year and the annual bonus paid or payable to Mr. Williams for the most recently completed fiscal year. However, if the Company terminates Mr. Williams' employment other than for cause or disability within two years after a "change of control" (as defined below), or Mr. Williams terminates his employment either for good reason or without any reason during the thirteenth month following a change of control, then Mr. Williams will be entitled to receive 3 times the sum of one year's base salary plus Mr. Williams' highest annual bonus instead of the sum of one year's base salary plus his highest annual bonus. If the Company terminates Mr. Williams' employment for reasons other than cause or disability or Mr. Williams terminates his employment for good reason, the Company will continue to provide medical and other welfare benefits to Mr. Williams and/or his family at least equal to those that would have been provided if Mr. Williams' employment had not been terminated for 3 years after termination. However, if Mr. Williams becomes re-employed with another employer during this period and is eligible to receive medical or other welfare benefits under another employer provided plan, the medical and other welfare benefits described in the employment agreement will be secondary to those provided under the other employer provided plan during this 3 year period. DevX will also pay all of the costs for outplacement services selected by Mr. Williams and will transfer all club memberships that DevX was providing for Mr. Williams' use to Mr. Williams at no cost to Mr. Williams other than income taxes owed. With respect to all stock options held by Mr. Williams on or prior to the date of termination, whether or not such options are then exercisable, Mr. Williams will have the right to elect to receive the cash equivalent of all or any number of such options, subject to certain restrictions. All benefits under any incentive equity plan, including stock options or restricted stock held by Mr. Williams, will become 100% vested to the extent permitted under the Internal Revenue Code. The Company will also timely pay or provide to Mr. Williams any other amounts or benefits required to be paid or provided or which Mr. Williams is eligible to receive under any plan, program, policy, practice or arrangement or contract or agreement of DevX. The Company has also agreed to make additional payments to indemnify Mr. Williams should the severance payments attract excise tax under
Article 4999 of the Internal Revenue Code.

     Under this agreement, "change of control" is defined in Mr. William's contract to include: (i) the acquisition of beneficial ownership of an aggregate of 15% or more of either the then outstanding shares of common stock of the Company or 15% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors by any person, (ii) specified changes in the composition of the Board of Directors, (iii) consummation of a reorganization, merger or consolidation of the Company, with or without the approval by the stockholders of the Company, unless such reorganization, merger or consolidation has certain specified results, (iv) consummation of a sale or other disposition of all or substantially all of the assets of the Company, with or without the approval of the stockholders of the Company, unless such sale or other disposition has certain specified results, and (v) the approval by the Company's stockholders of a complete liquidation or dissolution of the Company. A change of control under Mr. Williams' employment agreement will occur upon the consummation of the Offer.

     Under the employment agreement, the Company agreed to issue to Mr. Williams options to purchase 250,000 or more shares of Common Stock. The exercise price for these options is $7.00 per share of Common Stock. The grant of the options was subject to the approval by our stockholders of certain amendments to our 1997 Incentive Equity Plan including an amendment that increases the number of options that may be awarded under the plan. The stockholders approved this amendment on October 25, 2001. Of these options, 20,000 vested immediately upon stockholder approval and fifty percent of the balance of these options will vest on each of the first two anniversary dates of the grant. If the Company fails to deliver the options or fail to receive stockholder approval in a timely fashion, Mr. Williams may elect to receive the cash equivalent of the options. In addition, the Company has also entered into an indemnification agreement with Mr. Williams.

  WILLIAM W. LESIKAR, RONALD IDOM AND WILLIAM A. WILLIAMSON

     Effective as of November 10, 2000, the Company entered into employment agreements with each of its vice presidents: William W. Lesikar, Ronald Idom and William A. Williamson. The terms of the employment agreements for each of the Vice Presidents are substantially similar although they do differ in terms of the amount of base salary and target bonus.

     Mr. Lesikar's employment contract initially provided for a base salary of $145,000 per annum. On August 29, 2001, the compensation committee approved an increase in Mr. Lesikar's base salary to $155,000. Mr. Idom's agreement initially established a base salary of $135,000. On August 29, 2001, the compensation committee approved an increase in Mr. Idom's base salary to $155,000. The employment agreement of Mr. Williamson establishes his base salary at $130,000 per annum. The vice president employment agreements provide that for each year during the term, the Company's compensation committee will determine a target bonus for each vice president for that year. Determination of the actual bonus amount to be paid to a particular vice president will be in the discretion of the Board of Directors. Generally, actual bonuses will range between 0% and 200% of the target bonus. For the fiscal year ending December 31, 2001, the target bonus established for Mr. Lesikar and Mr. Idom is 35% and for Mr. Williamson the target bonus has been set at 25%. For the year ended December 31, 2000, the Company paid bonuses totaling $110,000 to these three officers.

     Each of the vice president employment agreements is for an initial term of 2 years and the agreements provide that the term will be automatically extended for 2 years on each anniversary of their effective dates unless the Company notifies the particular officer at least 60 days prior to the anniversary date that it is electing not to extend the term.

     Each of the vice president employment agreements includes a severance provision which is triggered by the Company's termination of the officer's employment without "cause," or the officer's termination for "good reason," as those terms are defined in the agreement. Under the severance provisions, the Company must pay the officer within 30 days after the date of termination a severance payment equivalent to his annual base salary at the rate in effect immediately prior to termination, plus, if at the termination date no bonus has been declared by the Board as payable to the officer in respect of the year in which termination occurs, the target bonus established for the year in which termination occurs prorated to the termination date. This severance payment is in addition to any accrued but unpaid salary and bonuses and the cash equivalent of unvested options as required by the employment agreement. If the termination is within 12 months following a change of control, then the Company must pay the officer a severance payment equivalent to the full target bonus established for the year in which termination occurs plus 1.5 times his annual base salary in place of the normal severance payment previously discussed. "Change of control" is defined in the vice president employment agreements to include (i) a consolidation or merger of the Company in which the Company is not the surviving entity, (ii) the sale, lease, exchange or other transfer (in one series or a series of related transactions) of all or substantially all of the Company's assets, (iii) the approval by the Company's stockholders of a plan of liquidation or dissolution, (iv) bankruptcy of the Company, (v) specified changes in the composition of the Board of Directors, and (vi)(a) the acquisition of beneficial ownership of an aggregate of 15% of the voting power of the Company's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned less than 10% of the voting power of the Company's outstanding voting securities, (b) the acquisition of beneficial ownership of an additional 5% of the voting power of the Company's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned at least 10% of the voting power of the Company's outstanding voting securities, or (c) the execution by the Company and a stockholder of a contract that by its terms grants such stockholder or such stockholder's affiliate, the right to veto or block decisions or actions of the Board of Directors. A change of control will occur under each of the employment agreements upon the consummation of the Offer.

     Each of the vice president employment agreements includes a non-competition covenant pursuant to which during the employment period through the first anniversary of the expiration of the agreement, the officer may not engage in the business of acquiring oil and natural gas reserves and oil and natural gas production and exploitation. The geographic area covered by the non-competition covenant includes only the reasonable and limited geographic area in which the Company or any of its subsidiaries or affiliates directly or indirectly has material operations at the date of the termination of the employment agreement or the expiration date of the agreement, whichever comes first.

TERMINATION AGREEMENTS

  EDWARD J. MUNDEN

     Effective as of November 10, 2000, the Company entered into an employment agreement with Edward J. Munden that was substantially similar to that of Mr. Williams except that Mr. Munden's contract provided for a base salary of $240,000 per annum and incentive stock options for 240,000 shares of common stock. Mr. Munden resigned effective August 31, 2001.

     On August 6, 2000, in connection with the Company's decision to close its offices in Ottawa, Canada, the Board notified Mr. Munden that it required him to relocate to Dallas on or before November 6, 2001. Mr. Munden declined to relocate and instead elected to resign effective on August 31, 2001. As a settlement of its obligations under Mr. Munden's employment contract, which was to have expired on November 10, 2002, the Company entered into a severance agreement with Mr. Munden under which it agreed to pay him $189,853, which comprises the sum of unpaid base salary through November 6, 2001 and a prorated share of his highest annual bonus of $150,000 for the current year and the value of four weeks accrued but unpaid vacation through November 6, 2001, plus $390,000, which represents an amount equal to one year's base salary plus his highest annual bonus of $150,000 for the current year in exchange for Mr. Munden's general release and surrender of his options and compliance with all of the other terms of the termination agreement.

     In the event that a "change of control" occurs at any time through March 31, 2003, the Company will pay Mr. Munden an additional amount equal to $780,000, representing two times his base salary plus his highest annual bonus. Under this agreement, "change of control" is defined to include: (i) the acquisition of beneficial ownership of an aggregate of 15% or more of either the then outstanding shares of common stock of the Company or 15% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors by any person, (ii) specified changes in the composition of the Board of Directors, (iii) consummation of a reorganization, merger or consolidation of the Company, with or without the approval by the stockholders of the Company, unless such reorganization, merger or consolidation has certain specified results, (iv) consummation of a sale or other disposition of all or substantially all of the assets of the Company, with or without the approval of the stockholders of the Company, unless such sale or other disposition has certain specified results, and (v) the approval by the Company's stockholders of a complete liquidation or dissolution of the Company. A change of control will occur under the termination agreement upon the consummation of the Offer.

     The termination agreement also provides that the Company will issue 240,000 warrants to Mr. Munden to replace the options that he had been previously granted. The warrants have an exercise price of $7.00 per share and will expire on September 27, 2003. This warrant will become exercisable immediately upon the occurrence of a change of control. A change of control under the warrant will occur upon the consummation of the Offer.

     As part of the severance package, the Company also agreed to pay Mr. Munden an additional cash amount of $36,086 in consideration of its obligation to maintain certain fringe benefits that Mr. Munden would have been entitled to receive to the end of the term had his employment contract remained in place. Mr. Munden has agreed to make himself available as a consultant for up to 1 hour per week for a period of 6 months following the effective date of his termination of employment. In addition, the termination agreement includes a non-competition covenant pursuant to which until November 10, 2002, Mr. Munden may not engage in the business of acquiring oil and natural gas reserves and oil and natural gas production and exploitation. The geographic area covered by the non-competition covenant is limited to those areas in which the Company or any of its subsidiaries or affiliates currently has properties.

  BRIAN J. BARR

     Effective as of November 10, 2000, the Company entered into an employment agreement with Brian J. Barr under which Mr. Barr was employed as Vice President and General Counsel. The terms of Mr. Barr's employment contract, including base salary and target bonus were substantially similar to that of Mr. Williamson described above. The initial term of the contract was to have expired on November 10, 2002. Mr. Barr was located at the Company's Ottawa office along with Edward J. Munden. On August 6, 2000, in connection with the Company's decision to close its Ottawa office, the Board notified Mr. Barr that it required him to relocate to Dallas on or before November 6, 2001. Mr. Barr declined to relocate. The Company entered into a severance agreement with Mr. Barr under which Mr. Barr agreed to resign his officer positions effective August 29, 2001 and to resign his employment on the earlier of his receipt of written notice from the Company or November 6, 2001. As a settlement of the Company's obligations under Mr. Barr's employment contract, the Company agreed to pay Mr. Barr $130,000 which comprises one year's base salary, an amount equal to the base salary that would have accrued between the termination date and November 6, 2001 if the termination date is earlier than November 6, 2001, $27,602.74 which comprises the prorated share of his annual bonus through November 6, 2001 and $1,500 which represents the value of his accrued but unpaid vacation time through November 6, 2001.

     Until Mr. Barr becomes employed either directly or indirectly by any single business entity on a full-time basis, or through November 6, 2002, whichever is earlier, the Company will continue benefits to Mr. Barr and for his family at least equal to those that would have been provided to them in accordance with the plans, programs and arrangements in effect immediately prior to the termination date. Or, at the Company's option, it can pay the cash equivalent of current benefits through November 6, 2002 in the amount of $14,500.

     In the event that a "change of control" occurs on or before March 31, 2003, the Company will pay Mr. Barr an additional amount of $69,897, which represents one half his annual base salary plus the remainder of his target bonus which would have accrued from the termination date through December 31, 2001. Under this agreement, "change of control" is defined to include (i) a consolidation or merger of the Company in which the Company is not the surviving entity,(ii) the sale, lease, exchange or other transfer (in one series or a series of related transactions) of all or substantially all of the Company's assets, (iii) the approval by the Company's stockholders of a plan of liquidation or dissolution,
(iv) bankruptcy of the Company, (v) specified changes in the composition of the Board of Directors, and (vi)(a) the acquisition of beneficial ownership of an aggregate of 15% of the voting power of the Company's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned less than 10% of the voting power of the Company's outstanding voting securities, (b) the acquisition of beneficial ownership of an additional 5% of the voting power of the Company's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned at least 10% of the voting power of the Company's outstanding voting securities, or (c) the execution by the Company and a stockholder of a contract that by its terms grants such stockholder or such stockholder's affiliate, the right to veto or block decisions or actions of the Board of Directors. A Change of Control will occur under the termination agreement upon the consummation of the Tender Offer.

     Mr. Barr's termination agreement also contains a general release and a non-solicitation clause and provides for the surrender and cancellation of all options previously granted to Mr. Barr. Mr. Barr has agreed to make himself available as a consultant for up to 5 hours per month for a period of 12 months following the effective date of his termination of employment.

     In connection with his termination, the Company agreed to issue 25,000 warrants to Mr. Barr to replace the options that he had been previously granted. The warrants have an exercise price of $7.00 per share and will expire on February 24, 2003. This warrant will become exercisable immediately upon the occurrence of a "change of control" as defined in the warrant to include (i) the acquisition of beneficial ownership of 15% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, unless such acquisition has certain specified results, (ii) certain specified changes in the Board, (iii) the consummation of a reorganization, merger or consolidation of the Company, with or without the approval of the stockholders if such reorganization, merger or consolidation has certain specified results, (iv) the consummation of a sale or other disposition of all or substantially all of the assets of the Company with or without the approval of the stockholders if such sale or other disposition has certain specified results, or (v) the approval by the stockholders of a complete liquidation or dissolution of the Company. A change of control will occur under the warrant upon the consummation of the Offer.

OTHER CHANGE OF CONTROL ARRANGEMENTS

  EMPLOYMENT AGREEMENT WITH V. ED BUTLER

     DevX entered into an employment agreement effective January 1, 2001 with V. Ed Butler, that provides certain benefits in the event of a "change of control." Under this agreement, "change of control" is defined to include (i) a consolidation or merger of the Company in which the Company is not the surviving entity, (ii) the sale, lease, exchange or other transfer (in one series or a series of related transactions) of all or substantially all of the Company's assets, (iii) the approval by the Company's stockholders of a plan of liquidation or dissolution, (iv) bankruptcy of the Company, (v) specified changes in the composition of the Board of Directors, and (vi)(a) the acquisition of beneficial ownership of an aggregate of 15% of the voting power of the Company's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned less than 10% of the voting power of the Company's outstanding voting securities, (b) the acquisition of beneficial ownership of an additional 5% of the voting power of the

Company's outstanding voting securities by any person or group who, on the date of the employment agreement, beneficially owned at least 10% of the voting power of the Company's outstanding voting securities, or (c) the execution by the Company and a stockholder of a contract that by its terms grants such stockholder or such stockholder's affiliate, the right to veto or block decisions or actions of the Board of Directors. A change of control will occur under this employment agreement upon the consummation of the Offer. Under this agreement, if employment is terminated by DevX for reasons other than for "cause" or if the employee terminates his employment for "good reason," in either event within 12 months after a change of control, DevX will be obligated to pay the employee the full target bonus established for the year in which termination occurs plus 1 times his annual base salary in addition to any accrued but unpaid salary and bonuses and the cash equivalent of unvested options as is required by the employment agreement. Mr. Butler's current annual salary and bonus total $143,750. The employment agreement also includes a non-competition covenant pursuant to which during the employment period and through the eighth month after the termination of the agreement, the employee may not engage in the business of acquiring oil and natural gas reserves and oil and natural gas production and exploitation. The geographic area covered by the non-competition covenant includes only the reasonable and limited geographic area in which DevX or any of its subsidiaries or affiliates directly or indirectly has material operations at the time of the termination or expiration of the agreement, whichever comes first.

  Employee Severance

     In April 2001, DevX implemented a severance and retention policy applicable to its employees. Under this policy, if an employee's employment is terminated by DevX for any reason other than cause, the employee will be entitled to a severance payment equal to the sum of (i) 3 months base salary, (ii) accrued, but unused vacation time, and (iii) either (a) the cash equivalent of the out-of-pocket expenses DevX would have incurred if the employee had not been terminated to maintain in full force and effect to the end of the 3 month severance period for the continued benefit of the employee the DevX benefit plans in which the employee was participating at termination, or (b) elect at DevX's discretion to maintain the employee, and his or her spouse and children, as a participant in the benefit plans for the 3 month severance period, subject to the general terms and conditions of the benefit plans. DevX also agreed to pay the severance payment if the employee declined an offer by the surviving company following a sale or merger of continued employment requiring the employee to move outside the Dallas metropolitan area. Under the policy DevX agreed to pay each employee a retention bonus equal to 2 months base salary if the employee is terminated by DevX before December 31, 2001 as a result of a sale, merger or public announcement of an intent to sell DevX, or if the employee remains employed with DevX on December 31, 2001, whichever happens first.

COMPENSATION COMMITTEE REPORT

     The compensation committee of the Board of Directors of the Company is responsible for overseeing the compensation of the Company's executive officers. It consists of three independent directors: Jerry B. Davis (Chairman), Robert L. Keiser and Patrick J. Keeley.

     Compensation policies. The Company executive officer compensation package consists of three components: base salary, annual incentive bonuses and stock option grants. The Company is committed to pay base salaries that are above the median among the companies in the Company's peer group to attract and retain talented executives who can create value for the Company. In addition the Company pays annual incentive bonuses as a percent of base salary based upon the performance of the Company and the Company awards stock option grants to the executive officers and employees. The Company's compensation committee reviews industry performance and cost-of-living increments as well as compensation levels among the Company's peer group to arrive at appropriate compensation levels for its executives.

     Incentive bonuses are awarded annually based on performance measures and goals established by the compensation committee. The committee reviews, among other things, reserve growth, lease operating expenses, finding costs, administrative expenses and returns to stockholders. Based on the results of these assessments and an evaluation by the committee of individual executive performance, the compensation committee may adjust awards to reflect individual performance. Prior to fiscal 2000, the compensation committee targeted bonuses at 50% of base salary. Beginning in the year 2000 the compensation committee established target bonuses ranging from 0% to 60% of base salary. Actual bonuses may be more or less than the target depending on individual performance and cash availability in the Company.

     Long-term incentives are an essential component of the Company's pay package because they hold the executive officers accountable for attaining the Company's business strategy. At this time, stock options are the Company's primary long-term incentive reward vehicles and may be awarded in the discretion of the compensation committee. Stock options are granted with the option price equal to the fair market value of the Company's stock on the date of the grant and with incremental vesting restrictions. As part of the recapitalization that occurred during the year ending December 31, 2000 (the "Recapitalization") (See:
Item 1, "Business-Recent Developments" in the Annual Report on Form 10-K filed with the SEC on March 30, 2001), all 558,000 options that had been granted in prior years were cancelled. Following the Recapitalization, the compensation committee awarded new options to purchase shares of post reverse split common stock to executives and employees. All of these grants were subject to stockholder approval of certain amendments to the Company's 1997 Incentive Equity Plan including an increase in the number of shares authorized for issuance under the plan. The Company's stockholders approved the amendments on October 25, 2001. As of December 31, 2000, options to acquire a total of 642,500 shares of post reverse split common stock had been granted to certain executives and employees. The options will vest in two or three year annual installments depending on the particular grantee. All have an exercise price of $7.00. On August 31, 2001, 265,000 options were surrendered and cancelled upon the resignation of the two officers to whom they had been issued.

     Relationship of compensation to performance. During the course of the year ended December 31, 2000 much of the focus of management was directed at the Recapitalization. and executive compensation was related primarily to the successful completion of the Recapitalization. The Recapitalization was approved by the stockholders at a meeting held on September 18, 2000. As a result of the successful completion of the Recapitalization, the Company's financial position was significantly strengthened: outstanding debt was reduced by almost 64%; outstanding preferred stock and dilutive conversion and repricing rights were eliminated; and borrowing capacity was increased.

     Following the successful completion of the Recapitalization, the Company announced a four-part strategy directed at growing its asset base and increasing shareholder value. This strategy consists of: (1) establishing an exploration program to add reserves at competitive finding costs; (2) developing and exploiting the Company's existing properties; (3) pursuing selective property acquisitions; and (4) actively seeking corporate acquisitions and mergers. The Company's executive pay strategy for the year ending December 31, 2001 is designed to support this business strategy through competitive base salaries, annual incentive bonuses and stock option grants that reward the attainment of these objectives.

     2000 Compensation for the chief executive officer. In determining the compensation of Edward J. Munden, Chief Executive Officer during 2000, the compensation committee considered Mr. Munden's history with the Company dating back to its inception in 1994, his key role in the successful completion of the Recapitalization as well as his contribution to the Company's operating and financial results for fiscal year 2000. The committee evaluated Mr. Munden's individual performance and substantial contribution to those results and considered the compensation range for other chief executive officers in the peer group. Based on that review and assessment, the Company agreed to a new employment contract with Mr. Munden which became effective on November 6, 2000 and, among other things, increased his base salary from $160,000 to $240,000 per year and awarded him options to purchase 240,000 shares of post reverse split common stock. For the fiscal year ended December 31, 2000, the Company paid Mr. Munden a base salary of $174,000 and an annual incentive bonus of $150,000. Mr. Munden subsequently resigned effective on August 31, 2001.

                                          Jerry B. Davis (Chairman)
                                          Robert L. Keiser
                                          Patrick J. Keeley

                 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
                    PARTICIPATION IN COMPENSATION DECISIONS

     The compensation committee consists of: Jerry B. Davis (Chairman), Robert
L. Keiser and Patrick J. Keeley. None of the members of the compensation committee of the Board of Directors is or has been an officer or employee of the Company. No executive officer of the Company serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on the Company's compensation committee.

COMPENSATION OF DIRECTORS

     The Board of Directors has adopted a policy whereby each non-employee director is paid an annual retainer fee of $18,000 plus meeting fees of $1,000 for each Board of Directors meeting and $1,000 for each committee meeting (other than brief telephonic meetings) attended by the director unless the committee meeting is held on the same day as a board meeting, in which case the fee is $500. The Company also reimburses its directors for travel, lodging and related expenses they may incur attending Board of Directors and committee meetings. In addition, subject to stockholder approval of an amendment to the directors' nonqualified stock option plan to increase the number of shares subject to the plan, the Company granted each non-employee director options to purchase a total of 30,000 shares of common stock upon the director's joining our board. The stockholders approved this amendment on October 25, 2001. The exercise price in respect of 3,000 of the options is $7.00 and is $7.0625 in respect of the remaining 27,000 options. In addition, the Company has entered into indemnification agreements with the Company's non-employee directors.

                         STOCKHOLDER RETURN COMPARISON

     Set forth below is a line graph comparing the total return on the Common Stock with the cumulative total return of the Nasdaq Market index, the Russell 2000 Index and the 3 digit MG Industry Group Index for Independent Oil and Gas Companies, resulting from an initial assumed investment of $100 in each and assuming the reinvestment of any dividends, for the period beginning on December 31, 1997 and ending on December 31, 2000. The Company believes that since its common stock began trading on the Nasdaq National Market System in October 2000, it is appropriate to use the broadly based Nasdaq Market Index. Because the Company used the Russell 2000 Index as a comparable in previous years, it is required to include the Russell 2000 Index this year, but the Company expects to discontinue its use in future years. The stock performance graph is not necessarily indicative of future price performance.

                        COMPARE CUMULATIVE TOTAL RETURN
                        AMONG DEVX ENERGY INCORPORATED,
                     RUSSELL 2000 INDEX AND MG GROUP INDEX

                              [PERFORMANCE GRAPH]
ASSUMES $100 INVESTED ON DEC. 31, 1997
ASSUMES DIVIDEND REINVESTED FISCAL YEAR ENDING DEC. 31, 2000

------------------------------------------------------------------------------------
           Company/Index                12/31/97    12/31/98    12/31/99    12/31/00
------------------------------------------------------------------------------------
 DevX Energy, Inc.                       100.00       60.45        7.05        0.81
 MG 121 Index                            100.00       64.77       90.74      131.68
 NASDAQ Market Index                     100.00      141.04      248.76      156.35
 Russell 2000 Index                      100.00       97.20      116.24      111.22

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

JEDI TRANSACTION

     On May 6, 1997, an affiliate of Enron Corp. by the name of Joint Energy Development Investments L.P. ("JEDI"), became a significant stockholder by purchasing 9,600,000 shares of the Company's Series A preferred stock and warrants to purchase the common stock in exchange for the payment to the Company of $5,000,000 cash and the execution and delivery by JEDI of an earn up agreement. The 9,600,000 shares of Series A preferred stock represented approximately 33% of the voting power of the Company at that time.

     In connection with the investment by JEDI, the Company entered into a securities purchase agreement, a stockholders agreement, a registration rights agreement and a letter agreement with an affiliate of JEDI. The securities purchase agreement included customary representations, warranties and covenants for an investment in preferred stock and warrants. The purchase agreement also granted JEDI certain "maintenance rights" which gave JEDI the right to maintain its proportionate equity interest in the Company. Under the stockholders agreement, both JEDI and the management stockholders agreed to specified transfer restrictions on the Company's securities. Under the registration rights agreement, the Company granted JEDI registration rights with respect to common stock issuable upon conversion of the Series A preferred stock and upon exercise of the warrants. Under the letter agreement, the Company engaged ECT Securities Corp. to act as the Company's advisor and provide consultation, assistance and advice with respect to the Company's operations and properties.

     As part of the Recapitalization, JEDI exchanged all its 9,600,000 shares of Series A Preferred Stock together with all its outstanding warrants and maintenance rights for 212,500 shares of post reverse split common stock. In addition, the purchase agreement, the registration rights agreement, the stockholders' agreement and the ECT letter agreement described above were terminated and JEDI ceased to be an affiliate of the Company as a result of the Recapitalization. As a result of the 156:1 reverse split of the common stock that was part of the Recapitalization, JEDI's 2,634,952 million shares of pre reverse split common stock (par value $0.0015), which it had acquired pursuant to its exercise of certain warrants and maintenance rights that the Company had granted to JEDI under the purchase agreement, were converted into 16,891 shares of post reverse common stock (par value $0.234).

HEDGING ACTIVITIES

     During the year ended December 31, 2000, the Company was a party to the hedging agreements described below with Enron North America Corp. ("Enron"), an affiliate of JEDI who, until October 31, 2000, was one of the Company's significant stockholders.

     The table below sets out volumes of natural gas hedged with a swap at $2.40 per MMBtu with Enron. No fee was paid to Enron for entering into this agreement. The volumes presented in this table are divided equally over the months during the period.

                                                                             VOLUME
PERIOD BEGINNING                                          PERIOD ENDING      (MMBTU)
----------------                                        -----------------   ---------
May 1, 1998...........................................  December 31, 1998   2,210,000
January 1, 1999.......................................  December 31, 1999   2,710,000
January 1, 2000.......................................  December 31, 2000   2,200,000
January 1, 2001.......................................  December 31, 2001   1,850,000
January 1, 2002.......................................  December 31, 2002   1,600,000
January 1, 2003.......................................  December 31, 2003   1,400,000

     The table below sets out the volumes of natural gas hedged with a floor price of $1.90 per MMBtu under an agreement with Enron, which received a fee of $478,000 during the year ended December 31, 1998 for entering into this agreement. The volumes presented in this table are divided equally over the months during the period.

                                                                             VOLUME
PERIOD BEGINNING                                          PERIOD ENDING      (MMBTU)
----------------                                        -----------------   ---------
May 1, 1998...........................................  December 31, 1998     885,000
November 1, 1999......................................  December 31, 1999   1,080,000
January 1, 2000.......................................  December 31, 2000     880,000
January 1, 2001.......................................  December 31, 2001     740,000
January 1, 2002.......................................  December 31, 2002     640,000
January 1, 2003.......................................  December 31, 2003     560,000

     The table below sets out volumes of oil hedged with a collar with Enron involving floor and ceiling prices as set out in the table below. The volumes presented in this table are divided equally over the months during the period.

                                                            VOLUME    FLOOR    CEILING
PERIOD BEGINNING                          PERIOD ENDING     (MMBTU)   PRICE     PRICE
----------------                        -----------------   -------   ------   -------
December 1, 1999......................  March 31, 2000      40,000    $22.90   $25.77
April 1, 2000.........................  June 30, 2000       15,000    $23.00   $28.16
July 1, 2000..........................  December 31, 2000   30,000    $22.00   $28.63

     During the years ended December 31, 2000 and 1999, the Company recognized hedging losses of approximately $3,000 and $203,000, respectively, relating to this contract.

FRIEDMAN BILLINGS RAMSEY & CO.

     The Company retained Friedman, Billings, Ramsey & Co., Inc. ("FBR") in August 1999 for an initial term of two years to act as its financial advisor with respect to any purchase or sale of all or substantially all of the assets of the Company or any similar stock purchase, merger, acquisition, business combination, joint venture or other strategic transaction. This term was subsequently extended to November 2002. On November 10, 2000, Patrick J. Keeley, who serves as one of FBR's managing directors, became one of the Company's directors. The engagement letter provides that FBR will assist the Company in identifying, evaluating and implementing strategic alternatives including business combinations, capital raising and self tenders. Under the engagement, the Company has agreed to pay FBR (1) a transaction fee of up to 2% of the first $30 million of total consideration involved in the transaction, 1.5% of amounts exceeding $30 million up to and including $50 million of total consideration and 1% of amounts exceeding $50 million of total consideration plus (2) FBR's out-of-pocket expenses incurred in connection with performing its services, including the fees and disbursements of legal counsel and its petroleum engineering consultants. Upon consummation of the Merger, the transaction fee shall be approximately $1,900,000. The Company also has agreed to indemnify FBR and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their engagement.

     During the year ending December 31, 2000, FBR assisted the Company to implement the Recapitalization by helping negotiate with the major equity and debt stakeholders. In addition FBR acted as the lead underwriter for the public offering of 11,500,000 shares of the post reverse split common stock that closed in October and November of 2000. Simultaneously with the underwriting, FBR assisted the Company to execute a tender to repurchase $75 million of original principal amount of its 12.5% Senior Notes due July 2008. During the year 2000 the Company paid FBR fees totaling approximately $5.7 million plus expenses.

EMPLOYMENT AGREEMENTS

     Each of Joseph T. Williams, Ronald Idom, William Lesikar and William Williamson has entered into an employment agreement with the Company. See "Executive Compensation -- Employment Agreements."

SEVERANCE AGREEMENTS

     The Company entered into severance agreements with each of Edward J. Munden and Brian J. Barr, which are described above under "Executive
Compensation -- Executive Employment Agreements."

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                   DESCRIPTION
  -------                                 -----------
  +*(a)(1)   --   Offer to Purchase, dated November 15, 2001.
  +*(a)(2)   --   Form of Letter of Transmittal.
  +*(a)(3)   --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.
  +*(a)(4)   --   Form of Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.
   *(a)(5)   --   Form of Letter to stockholders of DevX, dated November 15,
                  2001.
    (a)(6)   --   Press Release issued by DevX on November 13, 2001,
                  announcing the execution of the Merger Agreement, filed as an exhibit to DevX's Preliminary Communication on Schedule
                  14D-9-C filed November 13, 2001, which exhibit is hereby
                  incorporated by reference.
    (a)(7)   --   Press Release issued by DevX on October 22, 2001, filed as an exhibit to DevX's Preliminary Communication on Schedule
                  14D-9-C filed October 22, 2001, which exhibit is hereby
                  incorporated by reference.
 ++*(a)(8)   --   Opinion of Friedman, Billings, Ramsey & Co., Inc., dated
                  November 7, 2001.
+++*(a)(9)   --   Information Statement of DevX dated November 15, 2001.
    (e)(1)   --   Agreement and Plan of Merger, dated as of November 12, 2001 among Comstock, Holdings, Purchaser and DevX, filed as an
                  exhibit to the Current Report on Form 8-K filed by DevX on
                  November 14, 2001, which exhibit is hereby incorporated
                  herein by reference.
    (e)(2)   --   Employment Agreement dated October 6, 2000 between DevX and
                  Joseph T. Williams, filed as an exhibit to DevX's Annual
                  Report on Form 10-K for the year ended December 31, 2000,
                  which exhibit is hereby incorporated herein by reference.
    (e)(3)   --   Employment Agreement dated November 10, 2000 between DevX
                  and William W. Lesikar, filed as an exhibit to DevX's Annual
                  Report on Form 10-K for the year ended December 31, 2000,
                  which exhibit is hereby incorporated herein by reference.
    (e)(4)   --   Employment Agreement dated November 10, 2000 between DevX
                  and Ronald Idom.
    (e)(5)   --   Employment Agreement dated November 10, 2000 between DevX
                  and William A. Williamson.
    (e)(6)   --   Termination Agreement and General Release dated August 31,
                  2001 between DevX and Edward J. Munden, filed as an Exhibit to DevX's Quarterly Report on Form 10-Q for the quarter
                  ended September 30, 2001, which exhibit is hereby
                  incorporated by reference.
    (e)(7)   --   Termination Agreement and General Release dated effective as of August 31, 2001 between DevX and Brian J. Barr, filed as an Exhibit to DevX's Quarterly Report on Form 10-Q for the
                  quarter ended September 30, 2001, which exhibit is hereby
                  incorporated by reference.
    (e)(8)   --   Warrant for the purchase of 240,000 shares of Common Stock issued by DevX to Edward J. Munden, filed as an exhibit to
                  DevX's Registration Statement on Form S-8, filed with the
                  Securities and Exchange Commission on November 2, 2001,
                  which exhibit is hereby incorporated herein by reference.
    (e)(9)   --   Warrant for the purchase of 25,000 shares of Common Stock
                  issued by DevX to Brian J. Barr, filed as an exhibit to
                  DevX's Registration Statement on Form S-8, filed with the
                  Securities and Exchange Commission on November 2, 2001,
                  which exhibit is hereby incorporated herein by reference.
    (e)(10)  --   Indemnification Agreement dated October 6, 2000 between DevX and Joseph T. Williams.
    (e)(11)  --   Indemnification Agreement dated October 26, 2000 between
                  DevX and Jerry B. Davis.
    (e)(12)  --   Indemnification Agreement dated October 26, 2000 between
                  DevX and Robert L. Keiser.
    (e)(13)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and Patrick J. Keeley.

  EXHIBIT
    NO.                                   DESCRIPTION
  -------                                 -----------
    (e)(14)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and William W. Lesikar.
    (e)(15)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and Edward J. Munden.
    (e)(16)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and William A. Williamson.
    (e)(17)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and Brian J. Barr.
    (e)(18)  --   Indemnification Agreement dated November 10, 2000 between
                  DevX and Ronald Idom.
   +(e)(19)  --   Confidentiality Agreement dated January 16, 2001 between
                  DevX and Comstock.
    (e)(20)  --   Form of Employee Severance Letter.
    (e)(21)  --   Employment Agreement dated November 10, 2000 between DevX
                  and V. Ed Butler.
    (e)(22)  --   Form of Option Relinquishment and Release Agreement.
    (e)(23)  --   Form of Warrant Relinquishment and Release Agreement.
    (e)(24)  --   Form of Letter to Employees dated November 13, 2001, filed as an exhibit to DevX's Preliminary Communication on
                  Schedule 14D-9-C filed November 13, 2001, which exhibit is hereby incorporated by reference.

---------------

    * Included in materials delivered to stockholders of DevX.

   + Filed as an exhibit to Purchaser's, Holdings and Comstock's Tender Offer
     Statement on Schedule TO, dated November 15, 2001, and incorporated herein by reference.

 ++ Included as Annex A to this Schedule 14D-9.

+++ Included as Annex B to this Schedule 14D-9.